UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-CSR

CERTIFIED SHAREHOLDER REPORT OF REGISTERED MANAGEMENT INVESTMENT
COMPANIES

Investment Company Act file number 811-5349

Goldman Sachs Trust

(Exact name of registrant as specified in charter)

4900 Sears Tower, Chicago, Illinois 60606-6303

(Address of principal executive offices) (Zip code)

Howard B. Surloff, Esq.	Copies to:
Goldman, Sachs & Co.	Jeffrey A. Dalke, Esq.
One New York Plaza	Drinker Biddle & Reath LLP
New York, New York 10004	One Logan Square
	18th and Cherry Streets
	Philadelphia, PA 19103

(Name and address of agents for service)

Registrant's telephone number, including area code: (312) 655-4400

Date of fiscal year end: October 31

Date of reporting period: April 30, 2003

ITEM 1.   REPORTS TO STOCKHOLDERS.

The Semi-Annual Report to Stockholders is filed herewith.

Goldman Sachs Funds

Semiannual Report April 30, 2003

A high level of current income

through a diversified portfolio

of high yield securities.

Goldman Sachs **Asset Management**

Goldman Sachs High Yield Fund

NOT FDIC-INSURED	May Lose Value	No Bank Guarantee

What Distinguishes Goldman Sachs' Fixed Income Investing Process?

At Goldman Sachs Asset Management (GSAM), the goal of our fixed income investment process is to provide consistent, strong performance by actively managing our portfolios within a research-intensive, risk-managed framework.

*T*he objective of the Goldman Sachs High Yield Fund is to generate risk adjusted returns by reducing default losses and focusing on issues with strong upside potential.

A key element of our fixed income investment philosophy is to evaluate the broadest global opportunity set to capture relative value across sectors and instruments. Our globally integrated investment process involves managing dynamically along the risk/return spectrum, as we continue to develop value-added strategies through:

1 RIGOROUS SECURITY SELECTION

- Assess relative value among sectors (such as mortgages and corporates) and sub-sectors
- Leverage the vast resources of Goldman Sachs in selecting securities for each portfolio

2 PRECISE PORTFOLIO CONSTRUCTION

- Team approach to decision making
- Manage risk by avoiding significant sector and interest rate bets
- Careful management of yield curve strategies — while closely managing portfolio duration

RESULT

Fixed Income portfolios that:

- Include domestic and global investment options, tax-free income opportunities, and access to areas of specialization such as high yield
- Capitalize on GSAM's industry renowned credit research capabilities
- Use a risk-managed framework to seek total return, recognizing the importance of investors' capital accumulation goals as well as their need for income

Portfolio Results

Dear Shareholder:

This report provides an overview of the performance of the Goldman Sachs High Yield Fund during the six-month reporting period that ended April 30, 2003.

Performance Review

Over the six-month period that ended April 30, 2003, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 19.89%, 19.27%, 19.46%, 20.10%, and 19.64%, respectively. These returns compare to the 22.75% cumulative total return of the Fund's benchmark, the Lehman Brothers U.S. Corporate High Yield Bond Index.

While the Fund produced a strong absolute return, it underperformed its benchmark during the reporting period. This was largely the result of the Fund's underweight positions in Utilities and distressed bonds.

High Yield Market

The high yield market rebounded sharply over the past six months, resulting in the strongest performance experienced in a reporting period since the inception of the Fund. The rally began toward the end of 2002, due in part to renewed confidence in corporate governance and generally positive third quarter earnings results, which signaled a possible improvement in the global economy. Mutual fund inflows began to accelerate creating very strong demand, which was met with limited new issue supply. As a result, investors reached for yield in the riskier sectors of the market.

As we began 2003, these strong technicals and the increased appetite for risk were further supported by corporate management's focus on balance sheet repair. Companies such as Crown Castle International Corp. executed bond repurchases, and the more stressed utilities announced asset sales to de-leverage and enhance liquidity positions. This trend persuaded investors that even the most distressed companies would be able to regain access to capital and stave off what had appeared to be their inevitable demise in the summer of 2002. Additionally, renewed investor confidence enabled a number of high profile issuers such as Tyco International Group S.A. and American Tower Corp. to refinance impending maturities. Georgia-Pacific Corp. similarly enhanced its liquidity with a $1.5 billion issuance.

The positives associated with balance sheet repair and capital markets access continued to fuel cash inflows into the sector, attracting funds away from the volatility of equities and the low yields offered by government securities. During the first four months of 2003, new issuance has been up 25% over last year. However, supply has failed to keep pace with the record levels of inflows. Supported by these factors and a favorable resolution to the Iraq crisis, investors have embraced the riskiest segments of the high yield market. This has resulted in the dramatic outperformance of triple-C rated bonds in general and the stressed Utility, Technology, and Telecommunication sectors in particular.

Investment Objective

The Fund seeks a high level of current income and may also consider the potential for capital appreciation.

Portfolio Composition

As of April 30, 2003, the Fund was diversified among 795 holdings. Holdings in the top 10 companies represented 13.4% of the portfolio.

Our strategy of portfolio construction that is based on credit fundamentals was unchanged over the reporting period. While the Fund underperformed its benchmark due to an underweight in the riskiest high yield credits, we have selectively added to the Fund's Utility holdings where we perceive asset value support and structural protections, and in Technology credits, which are exhibiting improving operating trends. The Fund established a number of new positions from the primary market in both the U.S. and Europe. In addition, we were able to take advantage of the technical dislocations in investment grade and crossover names to build exposures at discounts to par.

Portfolio Highlights

■ **El Paso Energy Partners —** El Paso is the largest owner of natural gas pipelines in the U.S. The triple-C rated company has implemented a $7.5 billion asset sale program and cost-cutting plan to reduce debt and improve liquidity. Management is simplifying the firm's capital structure and has started to issue new high yield debt at various operating subsidiaries.

■ **ABB International Finance N.V. —** ABB is Europe's largest electrical engineering company based in Switzerland. New management has diligently moved to settle asbestos litigation claims by agreeing to a $1.3 billion settlement.

■ **Legrand S.A. —** Legrand is an electrical parts manufacturer based in France. After regulators blocked its merger with Schneider Electric the company was forced to sell itself quickly. KKR acquired the company at an attractive valuation in a leveraged buyout. The company is performing well despite a weak operating environment, supported by productivity improvements and a cost cutting program.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs High Yield Investment Management Team

May 9, 2003

Fund Basics

as of April 30, 2003

Assets Under Management

$2.9 Billion

Number of Holdings

795

NASDAQ SYMBOLS

Class A Shares

GSHAX

Class B Shares

GSHBX

Class C Shares

GSHCX

Institutional Shares

GSHIX

Service Shares

GSHSX

PERFORMANCE REVIEW

November 1, 2002– April 30, 2003	Fund Total Return (based on NAV)[1]	Standardized 30-Day Yield[2]	Lehman Brothers U.S. Corporate High Yield Bond Index[3]
Class A	19.89%	7.99%	22.75%
Class B	19.27	7.63	22.75
Class C	19.46	7.63	22.75
Institutional	20.10	8.77	22.75
Service	19.64	8.29	22.75

[1] *The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.*

[2] *The Standardized 30-Day Yield of the Fund is calculated by dividing the net investment income per share (as defined by securities industry regulations) earned by the Fund over a 30-day period (ending on the stated month-end date) by the maximum public offering price per share of the Fund on the last day of the period. This number is then annualized. This yield does not necessarily reflect income actually earned and distributed by the Fund and, therefore, may not be correlated with the dividends or other distributions paid to shareholders.*

[3] *The Lehman Brothers U.S. Corporate High Yield Bond Index is a total return performance benchmark for fixed income securities having a maximum quality rating of Ba1 (as determined by Moody's Investors Service), a minimum amount outstanding of $100 million and at least one year to maturity. The Index is unmanaged and does not reflect any deduction for fees, expenses or taxes.*

STANDARDIZED TOTAL RETURNS[4]

For the period ended 3/31/03	Class A	Class B	Class C	Institutional	Service
One Year	-1.11%	-2.34%	1.92%	4.12%	3.46%
Five Years	0.80	0.60	1.01	2.18	1.64
Since Inception	2.21 (8/1/97)	2.12 (8/1/97)	2.35 (8/15/97)	3.47 (8/1/97)	2.94 (8/1/97)

[4] *The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 4.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.*

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

TOP 10 HOLDINGS AS OF 4/30/03[5]

Company	Line of Business	% of Portfolio
Nextel Communications, Inc.	Telecommunications–Cellular	2.6%
Tyco International Group S.A.	Conglomerates	2.4
Crown Castle International Corp.	Media–Broadcast Towers	1.1
Graham Packaging Co.	Packaging	1.1
The Williams Cos., Inc.	Pipelines	1.1
Crown Euro Holdings S.A.	Packaging	1.1
El Paso Corp.	Pipelines	1.0
The AES Corp.	Electric	1.0
ABB International Finance Ltd.	Conglomerates	1.0
Primedia, Inc.	Publishing	1.0

Credit Allocation*: A 0.3% **BBB** 8.3% **BB** 21.5% **B** 54.3% **CCC** 10.2% **CC** 0.9% **D** 0.7% **NR** 0.7% **CASH** 3.1%

[5] *The Fund is actively managed and, as such, its composition may differ over time.*

*Note: Reflects NRSRO (nationally recognized statistical rating organization) rating or internal rating if not rated.

Statement of Investments

April 30, 2003 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – 66.9%			
Aerospace – 1.1%			
Argo-Tech Corp. (B–/B3)			
$ 8,500,000	8.63%	10/01/2007	$ 7,480,000
BE Aerospace, Inc. (B–/Caa2)			
3,000,000	9.50	11/01/2008	2,100,000
Dunlop Standard Aerospace Holdings (CCC+/B3)			
5,000,000	11.88	05/15/2009	5,200,000
Hexcel Corp. (CCC+/Caa2)			
3,500,000	9.75	01/15/2009	3,447,500
K&F Industries, Inc. (B/B3)			
7,000,000	9.25	10/15/2007	7,323,750
Sequa Corp. (BB–/Ba3)			
5,000,000	9.00	08/01/2009	5,225,000
			$ 30,776,250
Airlines – 0.2%			
Continental Airlines, Inc. (B+/B3)			
$ 3,000,000	7.57%	12/01/2006	$ 1,500,000
United Air Lines, Inc. (BBB–/Baa3)			
1,500,000	7.73	07/01/2010	1,020,000
1,472,365	7.19△	04/01/2011	1,060,103
2,962,112	7.78	01/01/2014	2,043,857
			$ 5,623,960
Automotive Parts – 2.6%			
Accuride Corp. (CCC+/Caa1)			
$ 8,500,000	9.25%	02/01/2008	$ 7,097,500
Advanced Accessory Systems LLC (B3)			
4,500,000	9.75	10/01/2007	4,730,625
Allied Holdings, Inc. (CCC+/Caa1)			
3,174,000	8.63	10/01/2007	2,380,500
American Axle & Manufacturing, Inc. (BB–/Ba2)			
10,000,000	9.75	03/01/2009	10,925,000
Anchor Lamina, Inc.			
1,500,000	9.88	02/01/2008	525,000
Collins & Aikman Products (B/B1)			
2,625,000	10.75	12/31/2011	2,743,125
Collins & Aikman Products (B/B2)			
2,000,000	11.50	04/15/2006	1,900,000
Delco Remy International, Inc. (B–/B2)			
7,250,000	8.63	12/15/2007	6,597,500
Federal-Mogul Corp.△			
2,375,000	7.50	01/15/2009	356,250
Foamex LP (B–/B3)			
2,000,000	10.75	04/01/2009	1,400,000
Foamex LP (CCC+/Caa2)			
3,000,000	9.88	06/15/2007	570,000
Hayes Lemmerz International, Inc.			
1,250,000	11.88†	06/15/2006	725,000
4,500,000	9.13	07/15/2007	11,250
500,000	8.25	12/15/2008	1,250
Intermet Corp. (B+/B2)			
1,750,000	9.75	06/15/2009	1,715,000
JL French Automotive Castings (CCC+/Caa1)			
1,500,000	11.50	06/01/2009	937,500

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Automotive Parts – (continued)			
Navistar International Corp. (B/B2)			
$ 4,000,000	8.00%	02/01/2008	$ 3,880,000
Navistar International Corp. (BB–/Ba3)			
3,750,000	9.38	06/01/2006	4,012,500
Prestolite Electric, Inc. (B–/Caa2)			
2,074,000	9.63	02/01/2008	1,555,500
Stanadyne Automotive Corp. (B/Caa1)			
3,000,000	10.25	12/15/2007	2,460,000
Stoneridge, Inc. (B/B2)			
3,000,000	11.50	05/01/2012	3,273,750
Tenneco Automotive, Inc. (CCC+/Caa1)			
6,500,000	11.63	10/15/2009	5,752,500
TRW Automotive (B+/B1)†			
3,500,000	9.38	02/15/2013	3,815,000
TRW Automotive (B+/B2)†			
5,000,000	11.00	02/15/2013	5,400,000
Venture Holdings Trust			
5,750,000	9.50	07/01/2005	1,782,500
			$ 74,547,250
Building Materials – 1.9%			
Amatek Industries, Inc. (CCC+/Caa1)			
$ 6,250,000	12.00%	02/15/2008	$ 6,859,375
Associated Materials, Inc. (B/B3)			
1,000,000	9.75	04/15/2012	1,095,000
Atrium Cos., Inc. (B–/B3)			
4,000,000	10.50	05/01/2009	4,160,000
Better Minerals & Aggregates (CCC–/Caa2)			
3,000,000	13.00	09/15/2009	2,070,000
Fimep S.A. (B+/B1)†			
4,000,000	10.50	02/15/2013	4,315,160
Legrand S.A. (B+/Ba3)			
16,925,000	8.50	02/15/2025	16,196,886
Nortek, Inc. (B+/B1)			
1,000,000	9.25	03/15/2007	1,037,500
3,000,000	9.13	09/01/2007	3,112,500
2,000,000	8.88	08/01/2008	2,080,000
USG Corp.			
2,000,000	8.50	08/01/2005	1,730,000
USG Corp. (Caa3)△			
1,500,000	9.25	09/15/2049	1,237,500
Werner Holdings Co., Inc. (B–/B2)			
9,000,000	10.00	11/15/2007	9,202,500
			$ 53,096,421
Capital Goods-Others – 1.4%			
AGCO Corp. (BB/Ba3)			
$ 1,500,000	9.50%	05/01/2008	$ 1,635,000
Dresser, Inc. (B/B2)			
1,500,000	9.38	04/15/2011	1,545,000
Flowserve Corp. (B/B2)			
3,000,000	12.25	08/15/2010	3,390,000
General Binding Corp. (B–/Caa1)			
5,500,000	9.38	06/01/2008	5,252,500

Statement of Investments (continued)

April 30, 2003 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Capital Goods-Others – (continued)			
JLG Industries, Inc. (BB–/B1)†			
$ 1,000,000	8.25%	05/01/2008	$ 1,000,000
Metaldyne Corp. (B/B3)			
5,750,000	11.00	06/15/2012	4,801,250
NMHG Holding Co. (B+/B3)			
4,000,000	10.00	05/15/2009	4,260,000
Rexnord Corp. (B–/B3)†			
11,000,000	10.13	12/15/2012	11,770,000
Simonds Industries, Inc.△			
750,000	10.25	07/01/2008	225,000
Terex Corp. (B/B3)			
1,000,000	10.38	04/01/2011	1,110,000
2,000,000	9.25	07/15/2011	2,130,000
Thermadyne Holdings Corp. (C)△§			
4,000,000	0.00/12.50	06/01/2008	400
Thermadyne Manufacturing LLC (D/Ca)△			
4,000,000	9.88	06/01/2008	280,000
Trench Electric S.A. (CCC+/B3)			
3,500,000	10.25	12/15/2007	3,010,000
			$ 40,409,150
Chemicals – 3.8%			
Avecia Group PLC (B–/Caa1)			
$ 16,750,000	11.00%	07/01/2009	$ 14,907,500
250,000	11.00†	07/01/2009	227,500
Equistar Chemicals LP (BB)			
2,000,000	7.55	02/15/2026	1,480,000
Equistar Chemicals LP (BB/B1)			
2,750,000	10.13	09/01/2008	2,887,500
3,875,000	10.63†	05/01/2011	4,068,750
Ethyl Corp. (B/B2)†			
5,250,000	8.88	05/01/2010	5,433,750
General Chemicals Industries (C/C)			
1,500,000	10.63	05/01/2009	360,000
Hercules, Inc. (BB–/Ba2)			
2,500,000	11.13	11/15/2007	2,837,500
HMP Equity Holdings Corp. (B–)†@			
6,750,000	20.04	05/15/2008	3,267,506
Huntsman ICI Holdings LLC (B/B3)			
2,500,000	9.88	03/01/2009	2,712,500
Huntsman ICI Holdings LLC (B–/Caa1)			
2,250,000	10.13	07/01/2009	2,317,500
Huntsman ICI Holdings LLC (B–/Caa2)@			
20,500,000	15.92	12/31/2009	7,892,500
Huntsman International LLC (B/B3)†			
1,750,000	9.88	03/01/2009	1,898,750
IMC Global, Inc. (B+/Ba3)			
1,500,000	6.55	01/15/2005	1,500,990
1,500,000	7.63	11/01/2005	1,515,000
ISP Chemco, Inc. (BB–/B2)			
3,500,000	10.25	07/01/2011	3,815,000
Lyondell Chemical Co. (BB/Ba3)			
6,125,000	9.88	05/01/2007	6,308,750
1,500,000	9.50†	12/15/2008	1,530,000
Lyondell Chemical Co. (B+/B2)			
1,000,000	10.88	05/01/2009	995,000

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Chemicals – (continued)			
MacDermid, Inc. (BB–/Ba3)			
$ 1,000,000	9.13%	07/15/2011	$ 1,105,000
Millennium America, Inc. (BB+/Ba1)			
1,500,000	9.25	06/15/2008	1,642,500
Noveon, Inc.			
8,250,000	13.00	08/31/2011	8,250,000
Noveon, Inc. (B/B3)			
7,000,000	11.00	02/28/2011	7,770,000
OM Group, Inc. (B–/Caa2)			
3,500,000	9.25	12/15/2011	3,010,000
PolyOne Corp (BB–/B2)†			
1,000,000	10.63	05/15/2010	1,000,000
Royster-Clark, Inc. (B/Caa1)			
2,500,000	10.25	04/01/2009	1,925,000
Salt Holdings Corp. (B)†§			
6,750,000	0.00/12.75	12/15/2012	4,488,750
Sovereign Specialty Chemicals, Inc. (B–/Caa1)			
6,750,000	11.88	03/15/2010	6,210,000
Witco Corp. (BBB–/Ba1)			
7,000,000	7.75	04/01/2023	5,880,000
3,250,000	6.88	02/01/2026	2,665,000
			$ 109,902,246
Conglomerates – 1.8%			
ABB International Finance Ltd. (BB–/B1)			
$ 10,000,000	4.63%	05/16/2007	$ 7,287,500
Actuant Corp. (B/B2)			
1,450,000	13.00	05/01/2009	1,696,500
Blount, Inc. (CCC/Caa2)			
6,500,000	13.00	08/01/2009	4,647,500
Bombardier Capital, Inc. (BBB+/Baa3)			
1,500,000	6.13	06/29/2006	1,410,000
1,250,000	6.13†	06/29/2006	1,187,500
Eagle-Picher Industries, Inc. (B–/Caa1)			
8,500,000	9.38	03/01/2008	7,480,000
Gentek, Inc.			
1,250,000	11.00	08/01/2009	12,500
Invensys PLC (BB+/Ba1)			
750,000	7.13	01/15/2007	615,000
Mark IV Industries, Inc. (B/B3)			
10,007,000	7.50	09/01/2007	8,405,880
SPX Corp. (BB+/Ba3)			
3,500,000	7.50	01/01/2013	3,762,500
Trimas Corp. (B/B3)			
5,000,000	9.88	06/15/2012	5,150,000
2,250,000	9.88†	06/15/2012	2,340,000
Tyco International Group S.A. (BBB–/Ba2)			
500,000	4.95	08/01/2003	501,250
1,500,000	6.38	02/15/2006	1,500,000
2,500,000	6.75	02/15/2011	2,475,000
3,500,000	6.38	10/15/2011	3,430,000
			$ 51,901,130

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Consumer Cyclicals – Services – 1.5%			
APCOA, Inc. (CC/Caa3)			
$ 3,000,000	9.25%	03/15/2008	$ 1,050,000
Avis Group Holdings, Inc. (BBB–/Baa3)			
4,707,000	11.00	05/01/2009	5,248,305
Brickman Group Ltd. (B/B2)†			
2,000,000	11.75	12/15/2009	2,240,000
H&E Equipment Services LLC (B–/B3)			
3,000,000	11.13	06/15/2012	2,595,000
Integrated Electrical Services, Inc. (B+/B2)			
2,500,000	9.38	02/01/2009	2,375,000
MSX International, Inc. (B–/B3)			
1,000,000	11.38	01/15/2008	525,000
National Waterworks, Inc. (B/B3)†			
500,000	10.50	12/01/2012	545,000
The Shaw Group, Inc. (BB/Ba2)†			
5,500,000	10.75	03/15/2010	5,500,000
United Rentals, Inc. (B+/B2)			
4,750,000	9.50	06/01/2008	4,465,000
3,250,000	8.80	08/15/2008	2,990,000
2,000,000	9.25	01/15/2009	1,860,000
Volume Services America, Inc. (B–/B3)			
3,500,000	11.25	03/01/2009	3,430,000
Wesco Distribution, Inc. (B/B3)			
6,750,000	9.13	06/01/2008	5,906,250
Williams Scotsman, Inc. (B/B3)			
4,250,000	9.88	06/01/2007	4,250,000
			$ 42,979,555
Consumer Products – 1.9%			
Armkel LLC (B–/B2)			
$ 4,250,000	9.50%	08/15/2009	$ 4,760,000
Briggs & Stratton Corp. (BB+/Ba1)			
2,500,000	8.88	03/15/2011	2,737,500
Cabot Safety Corp. (B/B3)			
5,500,000	12.50	07/15/2005	5,568,750
Corning Consumer Products Co.△			
3,250,000	9.63	05/01/2008	162,500
Doane Pet Care Co. (B–/B2)†			
7,125,000	10.75	03/01/2010	7,695,000
Johnsondiversey, Inc. (B/B2)			
2,500,000	9.63	05/15/2012	2,756,250
Jostens, Inc. (B/B3)			
7,000,000	12.75	05/01/2010	8,330,000
Polaroid Corp. (Ca)			
1,000,000	11.50	02/15/2006	60,000
Remington Arms Co., Inc. (B–/B2)†			
2,500,000	10.50	02/01/2011	2,700,000
Revlon Consumer Products Corp. (CCC+/Caa1)			
2,500,000	12.00	12/01/2005	2,375,000
Sealy Mattress Co. (B–/B3)			
2,500,000	9.88	12/15/2007	2,587,500
1,500,000	10.88	12/15/2007	1,582,500
Sola International, Inc. (BB–)			
2,000,000	6.88	03/15/2008	1,880,000

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Consumer Products – (continued)			
The Scotts Co. (B+/B2)			
$ 1,000,000	8.63%	01/15/2009	$ 1,060,000
United Industries Corp. (B–/B3)			
7,500,000	9.88	04/01/2009	7,931,250
1,000,000	9.88†	04/01/2009	1,057,500
			$ 53,243,750
Defense – 0.1%			
Alliant Techsystems, Inc. (B/B2)			
$ 1,500,000	8.50%	05/15/2011	$ 1,635,000
Condor Systems, Inc.△			
2,000,000	11.88	05/01/2009	442,500
			$ 2,077,500
Electric – 4.8%			
Aquila, Inc. (B/Caa1)			
$ 1,500,000	7.00%	07/15/2004	$ 1,440,000
1,000,000	6.88	10/01/2004	950,000
2,000,000	9.95	02/01/2011	1,710,000
Calpine Canada Energy Finance (B+/B1)			
11,250,000	8.50	05/01/2008	8,325,000
Calpine Corp. (B+/B1)			
9,000,000	4.00	12/26/2006	7,413,750
1,250,000	8.63	08/15/2010	900,000
7,500,000	8.50	02/15/2011	5,475,000
CenterPoint Energy Resources Corp. (BBB/Ba1)			
3,500,000	6.50	02/01/2008	3,711,750
CMS Energy Corp. (B+/B3)			
2,250,000	7.63	11/15/2004	2,238,750
3,250,000	9.88	10/15/2007	3,380,000
2,500,000	8.50	04/15/2011	2,450,000
Edison Mission Energy (BB–/Ba3)			
1,500,000	10.00	08/15/2008	1,402,500
Elwood Energy LLC (BB/Ba2)			
1,307,240	8.16	07/05/2026	1,163,444
Ipalco Enterprises, Inc. (BB–/Ba1)			
1,250,000	8.38	11/14/2008	1,300,000
2,000,000	8.63	11/14/2011	2,100,000
Midwest Generation LLC (BB–/Ba3)			
5,000,000	8.56	01/02/2016	4,895,000
Mirant Americas Generation LLC (B/B3)			
7,250,000	7.63	05/01/2006	6,198,750
4,000,000	8.30	05/01/2011	2,960,000
Monongahela Power Co. (B/Ba1)			
4,000,000	7.36	01/15/2010	3,620,000
Nevada Power Co. (BB/Ba2)			
3,500,000	6.20	04/15/2004	3,430,000
NorthWestern Corp. (CCC+/Caa1)			
2,750,000	8.75	03/15/2012	2,227,500
1,500,000	6.95	11/15/2028	930,000
NRG Northeast Generating LLC (D/Caa1)△			
4,051,953	8.07	12/15/2004	3,869,615
NRG South Central LLC (D/Caa1)△			
4,507,500	8.96	03/15/2016	4,191,975

Statement of Investments (continued)

April 30, 2003 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Electric – (continued)			
Pacific Gas & Electric Co. (CCC/B3)			
$ 2,000,000	6.25%	08/01/2003	$ 2,000,000
1,165,000	6.75	10/01/2023	1,153,350
2,000,000	7.05	03/01/2024	1,920,000
Pacific Gas & Electric Co. (D)#			
3,500,000	7.96	10/31/2049	3,500,000
Pacific Gas & Electric Co. (D/Caa2)△			
3,750,000	6.55	12/08/2005	3,581,250
Portland General Electric (BBB+/Baa2)			
5,000,000	9.31	08/11/2021	5,019,065
South Point Energy Center LLC (BB/B1)†			
1,890,585	8.40	05/30/2012	1,720,433
1,500,000	9.83	05/30/2019	1,275,000
TECO Energy, Inc. (BBB–/Ba1)			
5,500,000	10.50	12/01/2007	6,242,500
3,125,000	7.20	05/01/2011	3,082,031
The AES Corp. (B–/B3)			
9,500,000	9.50	06/01/2009	9,405,000
7,500,000	9.38	09/15/2010	7,425,000
The AES Corp. (B–/Caa1)			
3,000,000	10.25	07/15/2006	2,947,500
4,500,000	8.38	08/15/2007	4,117,500
2,000,000	8.50	11/01/2007	1,830,000
TXU Corp. (BBB–/Ba1)			
1,500,000	5.52#	08/16/2003	1,492,500
3,000,000	6.38	06/15/2006	3,135,000
Utilicorp Canada Finance Corp. (B/Caa1)			
4,125,000	7.75	06/15/2011	2,887,211
			$ 139,016,374
Energy – 1.9%			
AmeriGas Partners LP (BB–/B2)			
$ 2,250,000	8.88%	05/20/2011	$ 2,430,000
Benton Oil & Gas Co. (CCC+/Caa2)			
3,000,000	9.38	11/01/2007	2,617,500
Cross Timbers Oil Co. (BB–/Ba3)			
2,750,000	8.75	11/01/2009	2,880,625
El Paso Energy Partners (BB–/B1)			
2,500,000	8.50†	06/01/2010	2,687,500
2,500,000	8.50	06/01/2011	2,700,000
1,500,000	10.63†	12/01/2012	1,725,000
Ferrellgas Partners LP (B/B2)			
1,500,000	8.75	06/15/2012	1,620,000
Frontier Escrow Corp. (B/B2)†			
1,000,000	8.00	04/15/2013	1,030,000
Grant Prideco Escrow, Inc. (BB–/Ba3)			
500,000	9.00	12/15/2009	540,000
Grant Prideco, Inc. (BB–/Ba3)			
1,500,000	9.63	12/01/2007	1,650,000
Leviathan Gas Pipeline Partners (BB–/B1)			
1,500,000	10.38	06/01/2009	1,620,000
P&L Coal Holdings Corp. (B+/B1)			
4,176,000	9.63	05/15/2008	4,395,240
Peabody Energy Corp. (BB–/Ba3)†			
2,500,000	6.88	03/15/2013	2,590,625

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Energy – (continued)			
Petroleum Helicopters, Inc. (BB–/B1)			
$ 1,250,000	9.38%	05/01/2009	$ 1,368,750
Star Gas Partners LP (B/B3)†			
4,000,000	10.25	02/15/2013	3,960,000
Tesoro Petroleum Corp. (B/B3)			
1,500,000	9.00	07/01/2008	1,417,500
6,750,000	9.63	04/01/2012	6,412,500
Vintage Petroleum, Inc. (B/B1)			
4,000,000	9.75	06/30/2009	4,280,000
2,500,000	7.88	05/15/2011	2,537,500
Vintage Petroleum, Inc. (BB–/Ba3)			
2,000,000	8.25	05/01/2012	2,130,000
Westport Resources Corp. (B+/Ba3)			
1,750,000	8.25	11/01/2011	1,890,000
XTO Energy, Inc. (BB/Ba2)†			
875,000	6.25	04/15/2013	914,375
			$ 53,397,115
Entertainment – 0.8%			
Six Flags, Inc. (B/B2)			
$ 4,000,000	9.50%	02/01/2009	$ 4,105,000
3,000,000	8.88	02/01/2010	3,037,500
5,000,000	9.75†	04/15/2013	5,187,500
Universal City Development Partners (B–/B2)†			
8,750,000	11.75	04/01/2010	9,406,250
			$ 21,736,250
Environmental – 1.1%			
Allied Waste North America, Inc. (BB–/Ba3)			
$ 4,125,000	8.88%	04/01/2008	$ 4,465,313
2,000,000	8.50	12/01/2008	2,145,000
1,000,000	7.88	01/01/2009	1,030,000
1,500,000	7.88	04/15/2013	1,552,500
Allied Waste North America, Inc. (B+/B2)			
16,000,000	10.00	08/01/2009	17,140,000
IESI Corp. (B–/B3)			
2,750,000	10.25	06/15/2012	2,873,750
Marsulex, Inc. (B+/B2)			
2,000,000	9.63	07/01/2008	2,000,000
Synagro Technologies, Inc. (B/B3)			
1,500,000	9.50	04/01/2009	1,612,500
			$ 32,819,063
Food – 2.4%			
American Seafoods Group LLC (B/B3)			
$ 3,000,000	10.13%	04/15/2010	$ 3,225,000
Aurora Foods, Inc. (CC/Ca)			
5,750,000	9.88	02/15/2007	2,587,500
2,500,000	8.75	07/01/2008	1,125,000
Burns Philp Capital Property Ltd. (B–/B3)†			
4,500,000	10.75	02/15/2011	4,837,500
7,000,000	9.75	07/15/2012	7,000,000
Dean Foods Co. (BB–/Ba3)			
750,000	8.15	08/01/2007	802,500
2,500,000	6.90	10/15/2017	2,400,000

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Food – (continued)			
Del Monte Corp. (B/B2)†			
$ 1,750,000	8.63%	12/15/2012	$ 1,881,250
Dole Food Co. (B+/B2)			
8,500,000	8.63	05/01/2009	9,180,000
Dole Food Co., Inc. (B+/B2)†			
3,000,000	8.88	03/15/2011	3,247,500
Domino's, Inc. (B/B2)			
5,000,000	10.38	01/15/2009	5,375,000
Eagle Family Foods (CCC+/Caa2)			
5,000,000	8.75	01/15/2008	3,400,000
Land O' Lakes, Inc. (B+/B2)			
8,250,000	8.75	11/15/2011	5,445,000
New World Pasta Co. (CCC-/Caa3)			
3,500,000	9.25	02/15/2009	700,000
Premier International Foods PLC (B–/B3)			
7,000,000	12.00	09/01/2009	7,700,000
Swift & Co. (B/B2)†			
4,500,000	12.50	01/01/2010	4,477,500
Swift & Co. (B+/B1)†			
4,000,000	10.13	10/01/2009	4,060,000
			$ 67,443,750
Gaming – 3.1%			
Ameristar Casinos, Inc. (B/B3)			
$ 4,000,000	10.75%	02/15/2009	$ 4,480,000
Autotote Corp. (B/B2)			
3,082,000	12.50	08/15/2010	3,451,840
Boyd Gaming Corp. (B+/B1)			
2,000,000	8.75	04/15/2012	2,155,000
Chukchansi Economic Development Authority†			
3,250,000	14.50	06/15/2009	3,412,500
Circus & Eldorado (B+/B1)			
7,000,000	10.13	03/01/2012	6,737,500
Hard Rock Hotel, Inc. (B–/Caa1)			
4,000,000	9.25	04/01/2005	4,060,000
Hollywood Casino Corp. (B)			
4,775,000	11.25	05/01/2007	5,109,250
Isle of Capri Casinos, Inc. (B/B2)			
3,500,000	9.00	03/15/2012	3,718,750
Kerzner International Ltd. (B+/B2)			
3,750,000	8.88	08/15/2011	3,984,375
Mandalay Resort Group (BB+/Ba2)			
250,000	6.45	02/01/2006	252,500
Mandalay Resort Group (BB–/Ba3)			
4,250,000	10.25	08/01/2007	4,696,250
2,000,000	9.38	02/15/2010	2,167,500
MGM Mirage, Inc. (BB+/Ba2)			
250,000	9.75	06/01/2007	278,125
5,000,000	8.38	02/01/2011	5,450,000
Mirage Resorts, Inc. (BBB–/Ba1)			
4,125,000	7.25	08/01/2017	4,125,000
Mohegan Tribal Gaming Authority (BB–/Ba3)			
4,000,000	8.00	04/01/2012	4,240,000
MTR Gaming Group, Inc. (B+/B2)†			
3,000,000	9.75	04/01/2010	3,127,500

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Gaming – (continued)			
Park Place Entertainment Corp. (BBB–/Ba1)			
$ 1,500,000	7.50%	09/01/2009	$ 1,586,250
Park Place Entertainment Corp. (BB+/Ba2)			
500,000	8.88	09/15/2008	537,500
6,750,000	7.88	03/15/2010	7,020,000
2,500,000	8.13	05/15/2011	2,637,500
Pinnacle Entertainment, Inc. (CCC+/Caa1)			
2,250,000	9.25	02/15/2007	2,205,000
7,500,000	9.50	08/01/2007	7,350,000
Resorts International Hotel & Casino, Inc. (B/B2)			
3,500,000	11.50	03/15/2009	3,255,000
Venetian Casino Resort LLC (B–/B3)			
2,750,000	11.00	06/15/2010	3,018,125
			$ 89,055,465
Health Care – 4.1%			
Advanced Medical Optics, Inc. (B/B3)			
$ 1,250,000	9.25%	07/15/2010	$ 1,325,000
ALARIS Medical, Inc. (B–/Caa1)			
3,250,000	9.75	12/01/2006	3,355,625
ALARIS Medical, Inc. (B–/Caa2)§			
5,000,000	0.00/11.13	08/01/2008	5,175,000
Alliance Imaging, Inc. (B–/B3)			
5,750,000	10.38	04/15/2011	5,405,000
Alpharma, Inc. (B+/B3)†			
1,500,000	8.63	05/01/2011	1,541,250
AmeriPath, Inc. (B–/B3)†			
7,250,000	10.50	04/01/2013	7,685,000
AmerisourceBergen Corp. (BB/Ba3)†			
1,000,000	7.25	11/15/2012	1,075,000
Concentra Operating Corp. (B–/B3)			
1,500,000	13.00	08/15/2009	1,665,000
Dade Behring, Inc. (B–/B3)			
2,250,000	11.91	10/03/2010	2,531,250
DJ Orthopedics LLC (B–/B3)			
2,250,000	12.63	06/15/2009	2,272,500
Fisher Scientific International, Inc. (B+/B2)			
1,500,000	8.13	05/01/2012	1,612,500
Healthsouth Corp. (D)△			
500,000	3.25	04/01/2049	135,000
Healthsouth Corp. (D/C)			
2,000,000	10.75	10/01/2008	530,000
Healthsouth Corp. (D/Caa2)			
6,750,000	6.88	06/15/2005	4,387,500
1,000,000	7.00	06/15/2008	640,000
1,000,000	7.63	06/01/2012	640,000
Herbalife International, Inc. (B/B3)			
4,250,000	11.75	07/15/2010	4,717,500
Hudson Respiratory Care, Inc. (CC/Ca)			
3,500,000	9.13	04/15/2008	1,925,000
Kinetic Concepts, Inc. (B–/B3)			
6,250,000	9.63	11/01/2007	6,531,250
Magellan Health Services, Inc. (D/C)△			
1,750,000	9.00	02/15/2008	463,750

Statement of Investments (continued)

April 30, 2003 (Unaudited)

Principal Amount	Interest Rate	Maturity Date		Value
Corporate Bonds – (continued)				
Health Care – (continued)				
Magellan Health Services, Inc. (D/Caa3)△†				
$ 2,000,000	9.38%	11/15/2007	$	1,715,000
NDCHealth Corp. (B)†				
3,500,000	10.50	12/01/2012		3,710,000
Per-Se Technologies, Inc. (B+/B3)				
7,000,000	9.50	02/15/2005		7,035,000
PerkinElmer, Inc. (BB–/Ba3)†				
8,000,000	8.88	01/15/2013		8,560,000
Rose Hills Co. (CCC–/Caa1)				
5,000,000	9.50	11/15/2004		4,800,000
Senior Housing Properties Trust (BB+/Ba2)				
3,000,000	7.88	04/15/2015		3,060,000
Service Corp. International (BB–/B1)				
2,750,000	6.00	12/15/2005		2,763,750
1,750,000	7.20	06/01/2006		1,750,000
500,000	6.88	10/01/2007		493,750
1,000,000	7.70	04/15/2009		1,010,000
Stewart Enterprises, Inc. (B+/B2)				
1,000,000	10.75	07/01/2008		1,115,000
Sybron Dental Specialties, Inc. (B/B2)				
4,750,000	8.13	06/15/2012		4,892,500
Team Health, Inc. (B–/B2)				
6,000,000	12.00	03/15/2009		6,240,000
Tenet Healthcare Corp. (BBB–/Baa3)				
2,000,000	6.38	12/01/2011		1,880,000
Triad Hospitals Holdings, Inc. (B–/B2)				
5,500,000	11.00	05/15/2009		6,160,000
US Oncology, Inc. (B+/B2)				
5,000,000	9.63	02/01/2012		5,375,000
Vanguard Health Systems, Inc. (CCC+/B3)				
2,250,000	9.75	08/01/2011		2,221,875
Ventas Realty LP (BB–/Ba3)				
2,000,000	9.00	05/01/2012		2,160,000
			$	118,555,000
Home Construction – 0.3%				
Beazer Homes USA, Inc. (BB/Ba2)				
$ 1,500,000	8.38%	04/15/2012	$	1,627,500
KB HOME (BB–/Ba3)				
4,000,000	7.75	02/01/2010		4,210,000
Standard Pacific Corp. (B+/Ba3)				
1,750,000	9.25	04/15/2012		1,806,875
Toll Brothers, Inc. (BB+/Ba2)				
1,000,000	8.25	02/01/2011		1,072,500
			$	8,716,875
Insurance – 0.3%				
Conseco, Inc. (D/Ca)△				
$ 1,500,000	10.75%	06/15/2009	$	382,500
Willis Corroon Corp. (BB–/Ba2)				
8,650,000	9.00	02/01/2009		9,277,125
			$	9,659,625

Principal Amount	Interest Rate	Maturity Date		Value
Corporate Bonds – (continued)				
Lodging – 1.4%				
Capstar Hotel Co. (CCC/Caa1)				
$ 500,000	8.75%	08/15/2007	$	372,500
Corrections Corp. of America (B/B2)				
4,000,000	9.88	05/01/2009		4,360,000
HMH Properties, Inc. (B+/Ba3)				
3,500,000	8.45	12/01/2008		3,570,000
Host Marriott LP (B+/Ba3)				
750,000	7.88	08/01/2005		757,500
1,000,000	8.38	02/15/2006		1,020,000
4,375,000	9.50	01/15/2007		4,593,750
1,750,000	7.88	08/01/2008		1,767,500
John Q Hammons Hotels LP (B/B2)				
2,625,000	8.88	05/15/2012		2,713,594
Meristar Hospitality Operating Partnership LP (B–/B2)				
1,500,000	10.50	06/15/2009		1,455,000
3,000,000	9.13	01/15/2011		2,820,000
RFS Partnership LP (B+/B1)				
4,000,000	9.75	03/01/2012		4,180,000
Royal Caribbean Cruises Ltd. (BB+/Ba2)				
2,000,000	8.13	07/28/2004		2,040,000
3,500,000	8.75	02/02/2011		3,535,000
1,750,000	7.25	03/15/2018		1,505,000
Starwood Hotels & Resorts Worldwide, Inc. (BBB–/Ba1)				
1,000,000	7.88	05/01/2012		1,040,000
3,500,000	7.38	11/15/2015		3,342,500
			$	39,072,344
Media — Broadcasting & Radio – 1.3%				
Antenna TV S.A. (B+/B1)				
$ 1,250,000	9.00%	08/01/2007	$	1,062,500
Clear Channel Communications, Inc. (BBB–/Ba1)				
3,500,000	8.00	11/01/2008		3,990,000
Corus Entertainment, Inc. (B+/B1)				
1,750,000	8.75	03/01/2012		1,855,000
Emmis Escrow Corp. (B–/B3)§				
2,559,000	0.00/12.50	03/15/2011		2,251,920
Entravision Communications Corp. (B–/B3)				
3,500,000	8.13	03/15/2009		3,648,750
Sinclair Broadcast Group, Inc. (B/B2)				
3,000,000	8.00	03/15/2012		3,150,000
Vivendi Universal S.A. (B+/B1)†				
15,000,000	9.25	04/15/2010		16,826,700
Young Broadcasting, Inc. (B–/B2)				
1,000,000	8.50	12/15/2008		1,082,500
Young Broadcasting, Inc. (CCC+/B3)				
2,039,000	8.75	06/15/2007		2,089,975
1,019,000	10.00	03/01/2011		1,103,068
			$	37,060,413
Media — Broadcast Towers – 1.5%				
American Tower Corp. (CCC/Caa1)				
$ 12,250,000	9.38%	02/01/2009	$	12,127,500
1,000,000	5.00	02/15/2010		803,190

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Media — Broadcast Towers – (continued)			
American Tower Escrow Corp. (CCC/B3)†@			
$ 2,750,000	12.25%	08/01/2008	$ 1,718,750
Crown Castle International Corp. (CCC/B3)			
14,250,000	10.63	11/15/2007	14,606,250
4,000,000	0.00/10.38§	05/15/2011	3,570,000
5,500,000	0.00/11.25§	08/01/2011	4,950,000
2,000,000	10.75	08/01/2011	2,060,000
SBA Communications Corp. (CC/Caa2)			
2,250,000	10.25	02/01/2009	1,935,000
			$ 41,770,690
Media-Cable – 2.2%			
Adelphia Communications Corp.△			
$ 250,000	7.88%	05/01/2009	$ 125,000
3,250,000	9.38	11/15/2009	1,641,250
1,000,000	10.88	10/01/2010	505,000
3,750,000	10.25	06/15/2011	1,893,750
2,250,000	3.25	05/01/2021	173,880
Avalon Cable Holding Finance (CCC–/Caa1)§			
4,500,000	0.00/11.88	12/01/2008	4,297,500
Century Communications Corp.△@			
4,750,000	9.05	01/15/2008	1,258,750
Charter Communications Holdings LLC (CCC–/Ca)			
9,000,000	10.75	10/01/2009	6,030,000
2,500,000	9.63	11/15/2009	1,637,500
3,000,000	0.00/11.75§	01/15/2010	1,545,000
18,625,000	0.00/9.92§	04/01/2011	10,802,500
Comcast UK Cable Partners Ltd. (C/Caa2)			
364,000	11.20	11/15/2007	303,940
Continental Cablevision, Inc. (BBB/Baa3)			
1,750,000	8.30	05/15/2006	1,968,750
CSC Holdings, Inc. (BB–/B1)			
3,750,000	8.13	07/15/2009	3,984,375
CSC Holdings, Inc. (B+/B2)			
750,000	10.50	05/15/2016	845,625
Diamond Holdings PLC (C/Caa2)			
500,000	9.13	02/01/2008	395,000
FrontierVision Holdings LP△			
3,000,000	11.00	10/15/2006	2,670,000
8,000,000	11.88	09/15/2007	5,720,000
Insight Midwest LP (B+/B2)			
2,500,000	10.50	11/01/2010	2,768,750
Mediacom LLC (B+/B2)			
2,750,000	8.50	04/15/2008	2,832,500
2,750,000	9.50	01/15/2013	2,949,375
Ono Finance PLC (CCC–/Caa3)			
4,000,000	13.00	05/01/2009	2,320,000
Renaissance Media Group LLC (CCC–/Caa1)			
3,000,000	10.00	04/15/2008	2,820,000
Telewest Communications PLC (Ca)§			
2,250,000	0.00/9.25	04/15/2009	405,000

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Media-Cable – (continued)			
Telewest Communications PLC (C/Ca)			
$ 2,000,000	6.00%△†	07/07/2005	$ 440,100
5,000,000	11.25△	11/01/2008	1,087,500
2,250,000	0.00/11.38§	02/01/2010	393,750
1,000,000	9.88△	02/01/2010	230,000
Telewest Communications PLC (D/Ca)△			
8,000,000	11.00	10/01/2007	1,680,000
			$ 63,724,795
Media-Non Cable – 0.5%			
DIRECTV Holdings LLC (B/B1)†			
$ 5,000,000	8.38%	03/15/2013	$ 5,562,500
Echostar DBS Corp. (BB–/Ba3)			
5,000,000	9.38	02/01/2009	5,393,750
Lamar Media Corp. (B/Ba3)†			
2,500,000	7.25	01/01/2013	2,625,000
PanAmSat Corp. (BB–/Ba2)			
1,000,000	6.13	01/15/2005	1,020,000
PX Escrow Corp. (CC/Ca)			
1,000,000	9.63	02/01/2006	380,000
			$ 14,981,250
Metals – 0.7%			
Earle M. Jorgensen Co. (B–/B2)			
$ 2,250,000	9.75%	06/01/2012	$ 2,362,500
Haynes International, Inc. (CCC+/Caa2)			
1,500,000	11.63	09/01/2004	720,000
Kaiser Aluminum & Chemical Corp.△			
2,750,000	10.88	10/15/2006	1,732,500
2,500,000	9.88	02/15/2049	1,575,000
Republic Engineered Products LLC∅			
376,471	10.00	08/16/2009	94,118
UCAR Finance, Inc. (B/B3)			
9,000,000	10.25	02/15/2012	8,460,000
WHX Corp. (CCC/Caa3)			
2,500,000	10.50	04/15/2005	2,000,000
Wolverine Tube, Inc. (BB–/B1)			
1,000,000	7.38†	08/01/2008	942,500
3,000,000	10.50	04/01/2009	3,180,000
			$ 21,066,618
Packaging – 4.0%			
AEP Industries, Inc. (B/B3)			
$ 3,500,000	9.88%	11/15/2007	$ 3,360,000
Applied Extrusion Technologies, Inc. (B/Caa1)			
3,500,000	10.75	07/01/2011	2,520,000
BWAY Corp. (B–/B3)†			
2,000,000	10.00	10/15/2010	2,070,000
Caraustar Industries, Inc. (BB/Ba1)			
2,750,000	7.38	06/01/2009	2,743,125
Chesapeake Corp. (BB/B1)			
7,500,000	7.20	03/15/2005	7,312,500
Consolidated Container Co. LLC (CCC/Caa2)			
5,000,000	10.13	07/15/2009	2,925,000

Statement of Investments (continued)

April 30, 2003 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Packaging – (continued)			
Constar International, Inc. (B/B3)			
$ 4,500,000	11.00%	12/01/2012	$ 4,725,000
Crown Cork & Seal Finance PLC (B/B3)†			
2,250,000	7.00	12/15/2006	2,109,375
Crown Euro Holdings S.A. (B/B2)†			
13,000,000	10.88	03/01/2013	14,170,000
Crown Euro Holdings S.A. (B+/B1)†			
2,000,000	9.50	03/01/2011	2,150,000
FiberMark, Inc. (B+/B2)			
2,000,000	10.75	04/15/2011	2,000,000
Graham Packaging Co. (CCC)			
18,500,000	10.75	01/15/2009	18,962,500
Graham Packaging Co. (CCC+/Caa1)			
3,500,000	5.02#	01/15/2008	3,010,000
8,750,000	8.75†	01/15/2008	8,793,750
Owens Brockway Glass Container (BB/B1)			
8,000,000	8.88	02/15/2009	8,600,000
Owens Brockway Glass Container (BB/B2)†			
4,500,000	8.25	05/15/2013	4,618,125
Owens-Illinois, Inc. (B+/B3)			
4,500,000	7.85	05/15/2004	4,713,750
7,500,000	7.15	05/15/2005	7,650,000
Plastipak Holdings, Inc. (B+/B3)			
1,500,000	10.75	09/01/2011	1,620,000
Pliant Corp. (B–/Caa1)			
12,500,000	13.00	06/01/2010	11,562,500
			$ 115,615,625
Paper – 2.6%			
Ainsworth Lumber Co. Ltd. (B–/B3)			
$ 4,000,000	12.50%	07/15/2007	$ 4,400,000
Buckeye Technologies, Inc. (B+/Caa1)			
1,750,000	8.50	12/15/2005	1,715,000
2,000,000	9.25	09/15/2008	1,880,000
1,500,000	8.00	10/15/2010	1,365,000
Cascades, Inc. (BB+/Ba1)†			
2,000,000	7.25	02/15/2013	2,110,000
Doman Industries Ltd. (D/Ca)△			
1,125,000	8.75	03/15/2004	225,000
Fort James Corp. (BB+/Ba2)			
500,000	6.70	11/15/2003	506,250
250,000	6.88	09/15/2007	251,875
Georgia-Pacific Corp. (BB+/Ba2)†			
3,000,000	9.38	02/01/2013	3,300,000
Georgia-Pacific Corp. (BB+/Ba3)			
1,250,000	7.50	05/15/2006	1,243,750
5,000,000	8.13	05/15/2011	4,875,000
1,000,000	9.50	12/01/2011	1,050,000
1,500,000	7.70	06/15/2015	1,335,000
1,000,000	8.25	03/01/2023	850,000
MDP Acquisitions PLC (B/B2)†			
8,750,000	9.63	10/01/2012	9,523,750
MDP Acquisitions PLC (B/B3)†‡			
2,696,385	15.50	10/01/2013	2,935,132

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Paper – (continued)			
Millar Western Forest (B+/B3)			
$ 1,500,000	9.88%	05/15/2008	$ 1,545,000
Moore North American Finance, Inc. (BB–/B1)†			
2,250,000	7.88	01/15/2011	2,385,000
Packaging Corp. of America (BB+/Ba2)			
8,375,000	9.63	04/01/2009	9,076,406
Riverwood International Corp. (CCC+/B3)			
2,750,000	10.63	08/01/2007	2,880,625
Riverwood International Corp. (CCC+/Caa1)			
15,000,000	10.88	04/01/2008	15,487,500
Stone Container Corp. (B/B2)			
1,500,000	9.25	02/01/2008	1,657,500
3,500,000	9.75	02/01/2011	3,920,000
			$ 74,517,788
Pipelines – 2.8%			
CMS Panhandle Holding Co. (BB/Ba2)			
$ 3,000,000	6.50%	07/15/2009	$ 3,067,500
Dynegy Holdings, Inc. (CCC+/Caa2)			
1,000,000	8.75	02/15/2012	940,000
El Paso CGP Co. (B/Caa1)			
2,000,000	7.63	09/01/2008	1,770,000
4,000,000	7.75	06/15/2010	3,520,000
1,000,000	7.75	10/15/2035	775,000
El Paso Corp. (B/Caa1)			
1,500,000	7.38	12/15/2012	1,237,500
1,000,000	7.80	08/01/2031	770,000
5,750,000	7.75	01/15/2032	4,427,500
El Paso Natural Gas Co. (B+/B1)			
2,000,000	8.63	01/15/2022	2,045,000
4,000,000	7.50	11/15/2026	3,640,000
4,250,000	8.38†	06/15/2032	4,165,000
Northwest Pipeline Corp. (B+/B3)			
3,500,000	6.63	12/01/2007	3,517,500
Sonat, Inc. (B/Caa1)			
2,750,000	7.63	07/15/2011	2,365,000
Southern Natural Gas Co. (B+/B1)			
3,000,000	7.35	02/15/2031	2,910,000
1,500,000	8.00	03/01/2032	1,530,000
Tennessee Gas Pipeline Co. (B+/B1)			
1,500,000	7.50	04/01/2017	1,447,500
4,500,000	7.00	10/15/2028	4,005,000
5,500,000	8.38	06/15/2032	5,665,000
1,500,000	7.63	04/01/2037	1,395,000
The Williams Cos., Inc. (B/Caa1)			
7,250,000	9.25	03/15/2004	7,322,500
9,375,000	8.13†	03/15/2012	9,281,250
1,000,000	7.63	07/15/2019	895,000
13,250,000	7.88	09/01/2021	11,925,000
1,000,000	7.50	01/15/2031	865,000
Transcontinental Gas Pipe Line Corp. (B+/B3)			
2,000,000	6.13	01/15/2005	2,000,000
			$ 81,481,250

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Publishing – 2.4%			
Advanstar Communications, Inc. (CCC+/Caa1)			
$ 3,500,000	12.00%	02/15/2011	$ 2,975,000
Advanstar, Inc.§			
2,875,000	0.00/15.00	10/15/2011	1,293,750
American Lawyer Media, Inc. (CCC/Caa3)†			
4,000,000	9.75	12/15/2007	3,120,000
American Media Operations, Inc. (B–/B2)			
4,000,000	10.25	05/01/2009	4,350,000
American Media, Inc. (B–/B2)			
3,000,000	8.88	01/15/2011	3,255,000
Dex Media East LLC (B/B2)†			
1,875,000	9.88	11/15/2009	2,146,875
Dex Media East LLC (B/B3)†			
5,750,000	12.13	11/15/2012	6,813,750
Liberty Group Operating, Inc. (CCC+/Caa1)			
5,000,000	9.38	02/01/2008	4,925,000
Merrill Corp. (CCC+/Caa2)#			
1,617,104	12.00	05/01/2009	889,407
Pei Holdings, Inc. (B/B2)†			
3,250,000	11.00	03/15/2010	3,445,000
Primedia, Inc. (B/B3)			
7,750,000	8.50	02/01/2006	7,769,375
2,750,000	7.63	04/01/2008	2,770,625
8,000,000	8.88	05/15/2011	8,520,000
TransWestern Publishing Co. (B/B2)			
3,750,000	9.63	11/15/2007	3,937,500
Von Hoffman Press (B/B2)			
3,000,000	10.25	03/15/2009	3,090,000
WRC Media Corp. (B–/B3)			
4,000,000	12.75	11/15/2009	4,100,000
Yell Finance B.V. (B/B2)§			
6,750,000	0.00/13.50	08/01/2011	5,366,250
Ziff Davis Media, Inc.#‡			
380,000	12.00	08/12/2009	182,400
			$ 68,949,932
Real Estate – 0.2%			
CB Richard Ellis Services, Inc. (B–/B3)			
$ 3,500,000	11.25%	06/15/2011	$ 3,500,000
Crescent Real Estate Equities Ltd. (B+/Ba3)			
3,250,000	9.25	04/15/2009	3,449,063
			$ 6,949,063
Retailers – 1.3%			
Ahold Finance USA, Inc. (BB+/B1)			
$ 3,000,000	8.25%	07/15/2010	$ 2,595,000
Ahold Lease USA, Inc. (BB+/B1)			
1,250,000	7.82	01/02/2020	1,075,000
4,000,000	8.62	01/02/2025	3,300,000
Cole National Group (B/B2)			
1,500,000	8.88	05/15/2012	1,368,750
Delhaize America, Inc. (BB+/Ba1)			
5,000,000	8.13	04/15/2011	5,300,000

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Retailers – (continued)			
Fleming Cos., Inc. (Caa3)△			
$ 2,500,000	10.13%	04/01/2008	$ 356,250
2,250,000	9.25	06/15/2010	320,625
Ingles Markets, Inc. (B+/Ba3)			
5,000,000	8.88	12/01/2011	5,050,000
Mattress Discounters Corp.△			
750,000	12.63	07/15/2007	135,000
Pathmark Stores, Inc. (B/B2)			
2,500,000	8.75	02/01/2012	2,525,000
Rite Aid Corp. (B+/B2)†			
2,000,000	9.50	02/15/2011	2,150,000
Rite Aid Corp. (B–/Caa2)			
3,000,000	7.13	01/15/2007	2,910,000
1,000,000	6.13†	12/15/2008	885,000
2,750,000	6.88	08/15/2013	2,406,250
The Great Atlantic & Pacific Tea Co., Inc. (B+/B3)			
2,500,000	7.75	04/15/2007	2,125,000
500,000	9.13	12/15/2011	430,000
TM Group Holdings (B/B3)			
2,000,000	11.00	05/15/2008	2,120,000
Winn Dixie Pass Through Trust (BBB–/Ba2)†			
2,500,000	8.18	09/01/2024	2,177,579
			$ 37,229,454
Technology – 3.0%			
AMI Semiconductor, Inc. (B/B3)†			
$ 5,250,000	10.75%	02/01/2013	$ 5,775,000
Amkor Technology, Inc. (B/B1)			
2,000,000	9.25	02/15/2008	2,135,000
Amkor Technology, Inc. (CCC+/B3)			
2,500,000	5.00	03/15/2007	2,075,000
Avaya, Inc. (B+/B2)			
8,000,000	11.13	04/01/2009	8,760,000
Corning, Inc. (BB+/Ba2)			
2,000,000	6.85	03/01/2029	1,540,000
DDi Corp. (D/C)			
375,000	5.25	03/01/2008	37,541
Details, Inc. (C/C)			
2,000,000	12.50	11/15/2007	1,360,000
Fairchild Semiconductor Corp. (B/B2)			
1,500,000	10.38	10/01/2007	1,586,250
2,750,000	10.50	02/01/2009	3,093,750
Global Exchange Services (B/B2)†#			
4,000,000	12.00	09/01/2003	3,800,000
Globix Corp.‡			
442,620	11.00	04/26/2008	314,260
Intira Corp.§			
2,000,000	0.00/13.00	02/01/2010	200
Lucent Technologies, Inc. (B–/Caa1)			
6,250,000	5.50	11/15/2008	5,281,250
3,000,000	6.45	03/15/2029	2,235,000
Nortel Networks Corp. (B/B3)			
23,500,000	4.25	09/01/2008	19,740,000
Nortel Networks Ltd. (B/B3)			
3,000,000	6.13	02/15/2006	2,910,000

Statement of Investments (continued)

April 30, 2003 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Technology – (continued)			
NorthPoint Communications Group, Inc.△			
$ 2,000,000	12.88%	02/15/2010	$ 310,000
ON Semiconductor Corp. (CCC+/Caa1)			
1,000,000	13.00	05/15/2003	950,000
SCG Holding & Semiconductor Corp. (CCC+/Caa2)			
4,555,000	12.00	08/01/2009	3,279,600
Telefonaktiebolaget LM Ericsson (BB/B1)			
2,000,000	5.19	12/10/2003	1,983,872
9,500,000	6.50	05/20/2009	8,146,250
Xerox Capital Trust I (B–/B3)			
5,250,000	8.00	02/01/2027	4,541,250
Xerox Corp. (B+/B1)†			
2,250,000	9.75	01/15/2009	2,553,750
Xerox Credit Corp. (B+/B1)			
3,500,000	6.10	12/16/2003	3,465,000
			$ 85,872,973
Telecommunications – 2.5%			
360networks, Inc.△			
$ 806,000	12.50%	12/15/2005	$ 81
Alaska Communications Holdings, Inc. (B/B3)			
2,250,000	9.38	05/15/2009	2,137,500
Allegiance Telecom, Inc. (C/Ca)			
5,000,000	11.75	02/15/2008	1,050,000
1,000,000	12.88	05/15/2008	240,000
Carrier1 International S.A.△			
2,250,000	13.25	02/15/2009	67,500
Colt Telecom Group PLC (B–/B3)			
5,473,000	12.00	12/15/2006	4,870,970
Energis PLC△			
4,250,000	9.75	06/15/2009	21,250
Exodus Communications, Inc.△			
1,500,000	11.25	07/01/2008	22,500
625,000	10.75	12/15/2009	9,375
2,000,000	11.63	07/15/2010	30,000
FairPoint Communications, Inc. (B/B3)†			
3,625,000	11.88	03/01/2010	4,023,750
Global Crossing Holdings Ltd.△			
1,500,000	9.13	11/15/2006	43,125
2,500,000	9.63	05/15/2008	71,875
Global Crossing North America, Inc.△			
500,000	6.00	10/15/2013	30,000
GST Network Funding, Inc.§			
2,000,000	0.00/10.50	05/01/2008	2,500
Intermedia Communications, Inc.△			
1,000,000	9.50	03/01/2009	755,000
Metromedia Fiber Network, Inc.△			
3,000,000	10.00	11/15/2008	101,250
Pathnet, Inc.△			
1,500,000	12.25	04/15/2008	3,750
PSINet, Inc.△			
3,750,000	10.00	02/15/2005	196,875
1,000,000	11.50	11/01/2008	52,500
1,000,000	11.00	08/01/2009	52,500

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Telecommunications – (continued)			
Qwest Capital Funding, Inc. (CCC+/Caa2)			
$ 5,750,000	5.88%	08/03/2004	$ 5,405,000
4,000,000	6.25	07/15/2005	3,620,000
5,000,000	7.90	08/15/2010	4,212,500
Qwest Communications International, Inc. (CCC+/Caa1)			
4,500,000	7.25	11/01/2008	4,050,000
5,000,000	7.50	11/01/2008	4,525,000
Qwest Corp. (B–/Ba3)			
2,000,000	7.63	06/09/2003	2,005,000
4,500,000	8.88†	03/15/2012	4,950,000
3,000,000	6.88	09/15/2033	2,580,000
Qwest Services Corp. (CCC)†			
2,588,000	14.00	12/15/2014	2,950,320
RSL Communications PLC△			
1,000,000	12.25	11/15/2006	20,000
625,000	9.13	03/01/2008	12,500
2,000,000	10.13	03/01/2008	40,000
2,000,000	10.50	11/15/2008	40,000
Sprint Capital Corp. (BBB–/Baa3)			
5,750,000	8.38	03/15/2012	6,325,000
Telus Corp. (BBB/Ba1)			
4,000,000	7.50	06/01/2007	4,440,000
8,750,000	8.00	06/01/2011	9,887,500
World Access, Inc.△			
1,334,000	13.25	01/15/2008	60,030
WorldCom, Inc.-WorldCom Group△			
3,000,000	7.88	05/15/2003	855,000
2,500,000	8.25	05/15/2010	712,500
			$ 70,472,651
Telecommunications-Cellular – 4.9%			
AirGate PCS, Inc. (CC/Caa2)§			
$ 4,000,000	0.00/13.50	10/01/2009	$ 1,040,000
Alamosa Delaware, Inc. (CCC-/Caa3)			
2,500,000	12.50	02/01/2011	1,650,000
Alamosa PCS Holdings, Inc. (CCC-/Caa3)§			
3,500,000	0.00/12.88	02/15/2010	1,575,000
American Cellular Corp. (C/Caa3)			
2,500,000	9.50	10/15/2009	662,500
AT&T Wireless Services, Inc. (BBB/Baa2)			
9,000,000	8.13	05/01/2012	10,525,500
Centennial Cellular Corp. (CCC/Caa2)			
4,750,000	10.75	12/15/2008	3,847,500
Horizon PCS, Inc. (C/C)§			
1,250,000	0.00/14.00	10/01/2010	87,500
iPCS, Inc. (D/Ca)△§			
2,500,000	0.00/14.00	07/15/2010	125,000
IWO Holdings, Inc. (C/Ca)			
3,000,000	14.00	01/15/2011	540,000
Millicom International Cellular S.A. (C/Caa3)			
5,000,000	13.50	06/01/2006	3,825,000

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Telecommunications-Cellular – (continued)			
Nextel Communications, Inc. (B/B3)			
$ 11,250,000	10.65%	09/15/2007	$ 11,784,375
3,750,000	9.75	10/31/2007	3,867,188
18,250,000	9.95	02/15/2008	19,094,062
7,000,000	9.38	11/15/2009	7,560,000
4,500,000	5.25	01/15/2010	4,114,800
19,500,000	9.50	02/01/2011	21,303,750
Nextel Partners, Inc. (CCC+/Caa1)			
650,000	0.00/14.00△	02/01/2009	666,250
2,500,000	12.50	11/15/2009	2,750,000
7,500,000	11.00	03/15/2010	7,950,000
Orange PLC (BBB–/Baa3)			
1,500,000	8.75	06/01/2006	1,633,148
3,000,000	9.00	06/01/2009	3,369,843
Partner Communications Co. Ltd. (B–/B2)			
4,000,000	13.00	08/15/2010	4,540,000
PTC International Finance B.V. (B+/B1)			
708,000	10.75	07/01/2007	743,400
PTC International Finance II S.A. (B+/B1)			
2,500,000	11.25	12/01/2009	2,775,000
Rural Cellular Corp. (CCC+/Caa1)			
4,750,000	9.75	01/15/2010	4,085,000
TeleCorp PCS, Inc. (BBB/Baa2)			
5,000,000	0.00/11.63§	04/15/2009	5,125,000
1,300,000	10.63	07/15/2010	1,517,750
Triton PCS, Inc. (B–/B3)			
9,250,000	0.00/11.00§	05/01/2008	9,273,125
4,000,000	9.38	02/01/2011	3,820,000
US Unwired, Inc. (CC/Caa2)§			
2,500,000	0.00/13.38	11/01/2009	525,000
			$ 140,375,691
Textiles – 0.3%			
Collins & Aikman Floor Cover (B/B2)			
$ 1,750,000	9.75%	02/15/2010	$ 1,767,500
Day International Group, Inc. (CCC+/B3)			
3,250,000	9.50	03/15/2008	2,827,500
Galey & Lord, Inc.△			
2,000,000	9.13	03/01/2008	20,000
Phillips-Van Heusen Corp. (BB–/B2)†			
1,000,000	8.13	05/01/2013	1,000,000
Russell Corp. (BB/B1)			
2,000,000	9.25	05/01/2010	2,190,000
			$ 7,805,000
Transportation – 0.2%			
Stena AB (BB–/Ba3)			
2,000,000	8.75%	06/15/2007	2,067,500
3,000,000	9.63	12/01/2012	3,300,000
			$ 5,367,500
TOTAL CORPORATE BONDS			
(Cost $1,975,820,782)			$1,917,269,766

Principal Amount	Interest Rate	Maturity Date	Value
Emerging Market Debt – 2.2%			
APP China Group Ltd. (D/Ca)†△			
$ 670,000	14.00%	03/15/2010	$ 221,100
Central Bank of Dominican Republic (BB–/Ba2)			
1,340,000	9.50	09/27/2006	1,420,400
Dominican Republic (BB–/Ba2)			
3,200,000	9.04	01/23/2013	3,200,000
2,000,000	9.04†	01/23/2013	2,012,500
Federal Republic of Brazil (B+/B2)			
2,000,000	12.00	04/15/2010	2,035,000
6,160,000	2.19#	04/15/2012	4,573,800
5,910,768	8.00	04/15/2014	5,208,864
Indah Kiat Finance Mauritius (D/Ca)△			
1,240,000	10.00	07/01/2007	372,000
National Republic of Bulgaria (BB/B1)†			
2,426,000	8.25	01/15/2015	2,732,889
Republic of Colombia (BB/Ba2)			
1,500,000	10.00	01/23/2012	1,651,500
Republic of Ecuador (CCC+/Caa2)#			
3,500,000	6.00	08/15/2030	2,180,500
Republic of Peru (BB–/Ba3)#			
9,250,000	4.50	03/17/2017	7,723,750
Republic of Philippines (BB/Ba1)			
2,400,000	10.63	03/16/2025	2,593,500
Republic of Venezuela (CCC+)#			
2,738,095	2.31	12/18/2007	2,056,994
Republic of Venezuela (CCC+/Caa1)			
3,900,000	9.25	09/15/2027	2,546,700
Russian Federation (BB/Ba2)			
5,000,000	10.00	06/26/2007	5,987,500
18,100,000	5.00#	03/31/2030	16,346,563
TOTAL EMERGING MARKET DEBT			
(Cost $57,003,111)			$ 62,863,560
Foreign Debt Obligations € – 24.1%			
Euro Currency – 18.2%			
ABB International Finance Ltd. (BB–/B1)			
EUR 13,500,000	11.00%	01/15/2008	$ 13,132,090
ABB International Finance N.V. (BB–/B1)			
2,500,000	3.50	12/29/2003	2,641,512
10,625,000	5.38	06/30/2005	9,860,249
Alcatel SA (B+/B1)			
3,538,000	2.69#	09/12/2003	3,936,060
2,058,062	6.38	10/22/2003	2,293,832
Alfa Laval AB (BB+/Ba1)			
10,258,000	12.13	11/15/2010	13,533,980
Antenna TV S.A. (B+/B1)			
4,500,000	9.75	07/01/2008	4,327,049
Barry Callebaut Services N.V. (BB–/B1)†			
7,500,000	9.25	03/15/2010	8,888,899
Bombardier Capital Funding Ltd. (BBB–/Baa3)			
4,750,000	6.13	05/14/2007	4,444,040
Bombardier, Inc. (BBB–/Baa3)			
5,000,000	5.75	02/22/2008	4,817,275

Statement of Investments (continued)

April 30, 2003 (Unaudited)

Principal Amount	Interest Rate	Maturity Date		Value
Foreign Debt Obligations € – (continued)				
Euro Currency – (continued)				
Britax Group PLC (B–/B3)				
EUR 8,000,000	11.25%	05/15/2011	$	6,037,743
6,250,000	11.25†	05/15/2011		4,716,986
BSN Financing Co. S.A. (B–/B2)				
3,750,000	10.25	08/01/2009		4,171,912
Carmeuse Lime B.V. (B+/Ba3)				
6,000,000	10.75	07/15/2012		6,842,775
5,000,000	10.75†	07/15/2012		5,702,312
Clear Channel Communications, Inc. (BBB–/Baa3)				
4,000,000	6.50	07/07/2005		4,667,175
Colt Telecom Group PLC (B–/B3)				
1,125,000	2.00	04/03/2007		817,611
1,000,000	7.63	12/15/2009		821,804
Corning, Inc. (BB+/Ba2)				
1,500,000	6.25	02/18/2010		1,542,979
Crown Cork & Seal Finance S.A. (B/B3)				
8,000,000	6.00	12/06/2004		8,922,442
Crown Euro Holdings S.A. (B+)†				
12,000,000	10.25	03/01/2011		13,953,894
Dana Corp. (BB/Ba3)				
7,750,000	9.00	08/15/2011		8,925,237
Dynea International Oy (CCC/Caa1)				
9,940,000	12.25	08/15/2010		5,279,111
El Paso Corp. (B/Caa1)				
16,250,000	5.75	03/14/2006		15,947,048
8,000,000	7.13	05/06/2009		7,535,997
Exodus Communications, Inc.△				
2,500,000	10.75	12/15/2009		36,897
Fimep S.A. (B+/B1)				
2,000,000	11.00	02/15/2013		2,392,735
15,000,000	11.00†	02/15/2013		17,945,513
Findexa II S.A. (B–/B2)				
1,110,000	10.25	12/01/2011		1,340,379
Flowserve Finance B.V. (B/B2)				
953,000	12.25	08/15/2010		1,161,449
Fort James Corp. (BB+/Ba2)				
16,000,000	4.75	06/29/2004		17,639,153
Fresenius Finance B.V. (BB+/Ba1)†				
1,000,000	7.75	04/30/2009		1,118,101
Fresenius Medical Care Capital Trust (BB–/Ba2)				
2,000,000	7.38	06/15/2011		2,191,477
Gap International B.V. (BB+/Ba3)				
5,000,000	5.00	09/30/2004		5,417,197
Grohe Holding GMBH (B/B2)				
10,000,000	11.50	11/15/2010		12,410,915
Huntsman ICI Chemicals (B–/Caa1)				
4,000,000	10.13	07/01/2009		4,371,773
Huntsman International LLC (B/Caa1)				
5,875,000	10.13	07/01/2009		6,421,042
Ineos Acrylics PLC (B/B3)				
14,500,000	10.25	05/15/2010		16,617,768
Ineos Group Holdings PLC (B+/B2)				
7,250,000	10.50	08/01/2010		8,876,320
Infineon Technologies Holdings				
10,250,000	4.25	02/06/2007		9,397,635

Principal Amount	Interest Rate	Maturity Date		Value
Foreign Debt Obligations € – (continued)				
Euro Currency – (continued)				
Invensys PLC (BB+/Ba1)				
EUR 21,250,000	5.50%	04/01/2005	$	20,849,080
Jazztel PLC				
319,825	12.00	10/30/2012		171,646
Johnsondiversey, Inc. (B/B2)				
2,000,000	9.63	05/15/2012		2,448,640
Kamps AG (B1)†				
4,500,000	8.50	02/15/2009		5,333,339
Kappa Beheer B.V. (B)				
3,000,000	12.50	07/15/2009		3,438,159
Kappa Beheer B.V. (B/B2)				
7,750,000	0.00/12.50§	07/15/2009		8,264,510
7,750,000	10.63	07/15/2009		9,401,827
Kloeckner Pentaplast S.A. (B/B2)				
2,000,000	9.38	02/15/2012		2,370,373
2,000,000	9.38†	02/15/2012		2,370,373
Koninklijke Ahold N.V. (BB+/B1)				
14,500,000	5.88	05/09/2008		12,321,467
MDP Acquisitions PLC (B/B2)				
1,250,000	10.13	10/01/2012		1,495,459
5,000,000	10.13†	10/01/2012		5,981,838
MDP Acquisitions PLC (B/B3)†‡				
2,500,000	15.50	10/01/2013		2,907,061
Nyco Holdings 2 APS†				
4,250,000	16.00	09/30/2013		4,751,927
Nyco Holdings 2 APS (B–/B3)†				
15,000,000	11.50	03/31/2013		16,939,222
Ono Finance PLC (CCC-/Caa3)				
4,500,000	13.00	05/01/2009		2,264,154
2,500,000	14.00	07/15/2010		1,257,863
Philip Morris Finance Ltd. (BBB+/Baa2)				
2,500,000	4.50	04/06/2006		2,659,123
Prosiebensat 1 Media AG (Ba3)				
10,000,000	5.88	03/28/2006		9,615,664
PTC International Finance II S.A. (B+/B1)				
2,570,000	11.25	12/01/2009		3,196,789
Sanitec International S.A. (B/B2)				
8,500,000	9.00	05/15/2012		8,886,104
SBS Broadcasting S.A. (B/B2)				
3,500,000	12.00	06/15/2008		3,991,619
Sealed Air Finance II B.V. (BBB/Baa3)				
2,500,000	5.63	07/19/2006		2,795,251
Slovak Wireless Finance Co. (B+/B1)				
1,750,000	11.25	03/30/2007		2,113,210
Sola International, Inc. (BB–/Ba3)				
3,000,000	11.00	03/15/2008		3,589,103
Solutia Europe S.A. N.V. (B+/B1)				
2,500,000	6.25	02/14/2005		2,403,916
The Manitowoc Co., Inc. (B+/B2)				
4,500,000	10.38	05/15/2011		5,232,710
TRW Automotive (B+/B2)†				
9,250,000	11.75	02/15/2013		10,510,494
Tyco International Group S.A. (BBB–/Ba2)				
13,500,000	4.38	11/19/2004		14,792,469
25,250,000	6.13	04/04/2007		27,526,236
16,875,000	5.50	11/19/2008		17,783,039

Principal Amount	Interest Rate	Maturity Date		Value
Foreign Debt Obligations € – (continued)				
Euro Currency – (continued)				
United Biscuits Finance (B/B1)				
EUR 3,500,000	10.63%	04/15/2011	$	4,407,412
Vantico Group S.A. (D/Ca)△				
9,250,000	12.00	08/01/2010		2,482,183
Vivendi Universal S.A. (B+/B1)†				
2,500,000	9.50	04/15/2010		3,091,548
WorldCom, Inc.				
2,000,000	6.75	05/15/2008		645,703
Xerox Capital Europe PLC (B+/B1)				
8,250,000	5.25	12/03/2004		8,998,333
Xerox Corp. (B+/B1)				
2,500,000	3.50	02/04/2004		2,690,429
10,000,000	9.75	01/15/2009		10,621,955
			$	521,698,594
German Mark – 1.0%				
Colt Telecom Group PLC (B–/B3)				
DEM 5,000,000	8.88%	11/30/2007	$	2,229,534
Exide Holding Europe S.A. (CC)				
1,500,000	9.13	04/15/2004		677,435
Fresenius Medical Care Capital Trust (BB–/Ba2)				
9,100,000	7.38	02/01/2008		5,254,269
Impress Metal Pack Holdings (CCC+/B3)				
15,875,000	9.88	05/29/2007		8,893,841
Sirona Dental Systems (B–/B2)				
11,000,000	9.13	07/15/2008		6,225,546
6,750,000	9.13†	07/15/2008		3,820,221
Texon International PLC△				
2,250,000	10.00	02/01/2008		192,941
			$	27,293,787
Great Britain Pound – 4.3%				
AES Drax Holdings Ltd. (D/Caa2)				
GBP 4,500,000	9.07%	12/31/2025	$	4,246,804
Big Food Group PLC (B+/B1)				
4,000,000	9.75	06/30/2012		5,758,379
1,250,000	9.75†	06/30/2012		1,799,493
Bombardier Capital Funding Ltd. (BBB–/Baa3)				
4,750,000	6.75	05/14/2009		6,230,245
Bombardier, Inc. (BBB–/Baa3)				
6,500,000	6.25	02/23/2006		9,355,701
Brake Bros. Finance PLC (B–/B3)†				
10,000,000	12.00	12/15/2011		15,995,496
British Airways PLC (BB+/Ba2)				
5,000,000	8.75	08/23/2016		5,998,311
Carlton Communications PLC (BBB–/Baa3)				
3,750,000	5.63	03/02/2009		5,278,513
Chesapeake Corp. (B+/B2)				
500,000	10.38	11/15/2011		831,766
Crown Castle UK Finance PLC				
3,750,000	9.00	03/30/2007		6,166,264

Principal Amount	Interest Rate	Maturity Date		Value
Foreign Debt Obligations € – (continued)				
Great Britain Pound – (continued)				
Diamond Holdings PLC (C/Caa2)				
GBP 1,500,000	10.00%	02/01/2008	$	1,787,497
EMI Group PLC (BBB–/Ba1)				
6,625,000	8.25	05/20/2008		10,109,553
LucasVarity PLC				
5,000,000	10.88	07/10/2020		9,005,464
Luxfer Holdings PLC (B–/Caa1)				
4,000,000	10.13	05/01/2009		4,670,685
Orange PLC (BBB–/Baa3)				
2,750,000	8.88	06/01/2009		4,673,684
Polestar Corp. PLC				
68,885	10.50	05/30/2008		11,018
248,611	12.50‡	06/30/2011		39,767
Telefonaktiebolaget LM Ericsson (BB/B1)				
2,250,000	7.88	06/05/2008		3,311,068
Telewest Communications PLC (C/Ca)§				
15,000,000	0.00/9.88	04/15/2009		4,078,851
The AES Corp. (B–/B3)				
1,500,000	8.38	03/01/2011		2,087,412
United Biscuits Finance (B/B1)				
6,500,000	10.75	04/15/2011		11,800,677
Yell Finance B.V. (B/B2)				
6,050,000	10.75	08/01/2011		10,693,389
			$	123,930,037
Italian Lira – 0.1%				
ABB International Finance Ltd. (BB–/B1)				
ITL 6,000,000,000	10.00%	08/06/2003	$	3,430,506
Japanese Yen – 0.3%				
ABB International Finance Ltd. (BB–/B1)				
JPY 150,000,000	0.50%	09/20/2005	$	938,445
Xerox Credit Corp. (B+/B1)				
900,000,000	1.50	06/06/2005		6,367,568
			$	7,306,013
Netherlands Guilder – 0.1%				
Ahold USA, Inc. (BB+/B1)				
NLG 3,000,000	6.25%	11/28/2006	$	1,369,903
Koninklijke Ahold N.V. (BB/B2)				
3,000,000	3.00	09/30/2003		1,423,178
			$	2,793,081
Swiss Franc – 0.1%				
ABB International Finance Ltd. (BB–/B1)				
CHF 4,000,000	3.00%	08/19/2004	$	2,598,265
TOTAL FOREIGN DEBT OBLIGATIONS				
(Cost $628,689,148)			$	689,050,283

Statement of Investments (continued)

April 30, 2003 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Municipals – 0.2%			
Golden State Tobacco Securitization Corp. California Tobacco Settlement RB Series 2003-A-1 (A–/A3)			
$ 2,750,000	6.75%	06/01/2039 $	2,429,295
Tobacco Settlement Financing Corp. New Jersey Asset Backed RB (A–/A3)			
5,500,000	6.00	06/01/2037	4,510,825
TOTAL MUNICIPAL BONDS			
(Cost $6,598,055)		$	6,940,120

Shares			Value
Common Stocks* – 0.3%			
215	AT&T Canada, Inc.	$	5,775
11,625	AT&T Canada, Inc. Class B		313,759
84,126	Aurora Foods, Inc.		45,428
24,334	Axiohm Transaction Solutions, Inc.		243
6,261	Birch Telecom, Inc.∅		99
4,064	Brunner Mond		55,450
113,664	Colt Telecom Group PLC		79,997
19,367	Completel Europe N.V.		197,054
5,384	Genesis Health Ventures, Inc.		80,545
51,605	Globix Corp.		100,630
6,837	ICG Communications, Inc.		38,287
33,206	Intira Corp.		0
534	McLeodUSA, Inc.		331
81,224	NTL, Inc.		1,380,808
33,342	Pathmark Stores, Inc.		233,061
202	Polestar Co.∅		3
55,249	Polymer Group, Inc.∅		662,988
2,881	RSL Communications Ltd.		0
196,573	Song Networks Holding AB		865,780
18,792	Song Networks Holding AB ADR∅		282
73,022	SpectraSite, Inc.		2,592,281
103,389	Viasystems Group, Inc.∅		357,594
17,367	Viatel Holding Ltd.		19,972
41,208	WilTel Communications, Inc.		453,288
7,069	World Access, Inc.		2
3,044	WRC Media, Inc.†		30
TOTAL COMMON STOCKS			
(Cost $50,467,400)		$	7,483,687

Shares	Dividend Rate	Maturity Date	Value
Preferred Stocks – 1.5%			
Avecia Group PLC (CCC+/Caa2)‡			
68,550	16.00%	07/01/2010 $	1,199,625
Completel Europe N.V			
207	14.00	02/15/2009	3
Crown Castle International Corp. (CCC–/Caa2)‡			
7,555	12.75	12/15/2010	7,252,800
CSC Holdings, Inc. (B/B3)			
63,359	11.75	10/01/2007	6,636,855
87,194	11.13	04/01/2008	9,111,773

Shares	Dividend Rate	Maturity Date	Value
Preferred Stocks – (continued)			
Eagle-Picher Holdings, Inc. (CCC+/Ca)			
200	11.75%	03/01/2008 $	640,000
Global Crossing Holdings Ltd.			
13,156	10.50	12/01/2008	6,578
Intermedia Communications, Inc.			
1	13.50	03/31/2009	13
Lucent Technologies Capital Trust I (CCC–/Caa3)†			
1,000	7.75	03/15/2017	713,750
McLeodUSA, Inc.			
51,664	2.50	04/18/2012	157,575
Nextel Communications, Inc. (CCC+/Caa2)			
6,449	11.13	02/15/2010	6,900,430
Primedia, Inc. (CCC/Ca)			
77,780	10.00	02/01/2008	7,233,540
11,000	9.20	11/01/2009	990,000
River Holding Corp.			
6,571	11.50	04/15/2010	65,710
Rural Cellular Corp. (CCC/Caa3)‡			
2,956	12.25	05/15/2011	99,020
Sinclair Broadcast Group, Inc. (B–/B2)			
7,000	11.63	03/15/2009	756,000
Song Networks Holding AB			
21,284	0.00	12/30/2007	0
Ziff Davis Holdings, Inc.			
120	10.00	03/31/2010	0
TOTAL PREFERRED STOCKS			
(Cost $52,113,277)		$	41,763,672

Units		Expiration Date	Value
Warrants* – 0.0%			
Advanstar Holdings Corp.			
2,875		10/15/2011 $	29
American Tower Escrow Corp.			
2,750		08/01/2008	0
ASAT Finance LLC			
2,000		11/01/2006	2,000
Asia Pulp & Paper Ltd.			
670		03/15/2005	7
Avecia Group PLC			
80,000		07/01/2010	90,000
Birch Telecom, Inc.			
1,000		06/15/2008	10
Enitel ASA			
2,500		04/03/2005	28
Horizon PCS, Inc.			
2,500		10/01/2010	3
ICG Communications, Inc.			
1,108		06/05/2007	0
Intira Corp.			
194,638		09/29/2010	0
IWO Holdings, Inc.			
3,000		01/15/2011	750
Jostens, Inc.			
3,500		05/01/2010	157,500

Units	Expiration Date		Value
Warrants* – (continued)			
Knology, Inc.			
1,750	10/22/2007	$	17
Mattress Discounters Holding Corp.			
750	07/15/2007		8
McLeodUSA, Inc.			
114,486	04/16/2007		21,752
Merrill Corp.			
4,228	05/01/2009		15
Nycomed Holding			
2,229	09/18/2013		25
Ono Finance PLC			
6,250	05/31/2009		68
Pathnet, Inc.			
1,500	04/15/2008		15
Pliant Corp.			
7,000	06/01/2010		70
Republic Technologies International LLC			
2,000	07/15/2009		20
Ziff Davis Holdings, Inc.			
22,000	08/12/2012		220
TOTAL WARRANTS			
(Cost $569,359)		$	272,537

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 3.6%			
Joint Repurchase Agreement Account II^			
$ 104,100,000	1.35%	05/01/2003	$ 104,100,000
Maturity Value: $104,103,904			
TOTAL REPURCHASE AGREEMENT			
(Cost $104,100,000)			$ 104,100,000
TOTAL INVESTMENTS			
(Cost $2,875,361,132)			$2,829,743,625

† Security is exempt from registration under Rule 144A of the Securities Act of 1933. Such security may be resold, normally to qualified institutional buyers in transactions exempt from registration. The market value of 144A securities amount to $432,056,791, which represents 15.1% of net assets as of April 30, 2003.

@ Security is issued with a zero coupon. The interest rate disclosed for this security represents effective yield to maturity.

§ These securities are issued with a zero coupon or dividend rate which increases to the stated rate at a set date in the future.

€ The principal amount of each security is stated in the currency in which the bond is denominated. See below.

CHF = Swiss Franc
DEM = German Mark
EUR = Euro Currency
GBP = Great Britain Pound
ITL = Italian Lira
JPY = Japanese Yen
NLG = Netherlands Guilder

\# Variable rate security. Coupon rate disclosed is that which is in effect at April 30, 2003.

‡ Pay-in-kind securities.

* Non-income producing security.

^ Joint repurchase agreement was entered into on April 30, 2003.

△ Security currently in default.

∅ Fair valued security.

The percent shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Investment Abbreviations:
ADR—American Depositary Receipt

Security ratings disclosed are issued by Standard & Poor's/Moody's Investors Service. A description of the ratings is available in the Fund's Statement of Additional Information.

Statement of Assets and Liabilities

April 30, 2003 (Unaudited)

Assets:	
Investment in securities, at value (identified cost $2,875,361,132)	$2,829,743,625
Cash, at value	994,127
Receivables:	
Interest and dividends, at value (net of allowances)	69,067,820
Fund shares sold	21,384,576
Reimbursement from investment adviser	26,847
Investment securities sold, at value	20,869
Other assets, at value	39,467
Total assets	**2,921,277,331**

Liabilities:	
Payables:	
Investment securities purchased, at value	33,783,678
Forward foreign currency exchange contracts, at value	11,099,988
Income distribution	6,401,582
Fund shares repurchased	2,606,868
Amounts owed to affiliates	2,237,153
Accrued expenses and other liabilities, at value	137,632
Total liabilities	**56,266,901**

Net Assets:	
Paid-in capital	3,058,872,216
Accumulated distributions in excess of net investment income	(5,188,247)
Accumulated net realized loss on investment and foreign currency related transactions	(132,810,958)
Net unrealized loss on investments and translation of assets and liabilities denominated in foreign currencies	(55,862,581)
NET ASSETS	**$2,865,010,430**
Net asset value, offering and redemption price per share:[a]	
Class A	$7.30
Class B	$7.30
Class C	$7.30
Institutional	$7.31
Service	$7.30
Shares outstanding:	
Class A	220,847,450
Class B	11,086,554
Class C	4,958,456
Institutional	155,420,263
Service	111,676
Total shares outstanding, $.001 par value (unlimited number of shares authorized)	392,424,399

(a) Maximum public offering price per share (NAV per share multiplied by 1.0471) for Class A shares is $7.64. At redemption, Class B and Class C shares may be subject to a contingent deferred sales charge, assessed on the amount equal to the lesser of the current net asset value or the original purchase price of the shares.

The accompanying notes are an integral part of these financial statements.

Statement of Operations

For the Six Months Ended April 30, 2003 (Unaudited)

Investment income:	
Interest (net of allowances)	$111,401,143
Dividends	1,752,616
Total income	113,153,759

Expenses:	
Management fees	7,569,177
Distribution and Service fees [a]	1,907,574
Transfer Agent fees [b]	1,373,359
Custody and accounting fees	265,253
Registration fees	52,658
Printing fees	27,464
Professional fees	26,321
Trustee fees	5,292
Service share fees	1,247
Other	48,790
Total expenses	11,277,135
Less — expense reductions	(147,271)
Net expenses	11,129,864
NET INVESTMENT INCOME	102,023,895

Realized and unrealized gain (loss) on investment and foreign currency transactions:	
Net realized loss from:	
Investment transactions	(3,303,150)
Foreign currency related transactions	(48,064,615)
Net change in unrealized loss on:	
Investments	345,513,610
Translation of assets and liabilities denominated in foreign currencies	(1,102,983)
Net realized and unrealized gain on investment and foreign currency transactions	293,042,862
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$395,066,757

(a) Class A, Class B and Class C had Distribution and Service fees of $1,454,885, $324,384 and $128,305, respectively.
(b) Class A, Class B, Class C, Institutional Class and Service Class had Transfer Agent fees of $1,105,713, $61,633, $24,378, $181,535 and $100, respectively.

Statement of Changes in Net Assets

For the Six Months Ended April 30, 2003 (Unaudited)

From operations:	
Net investment income	$ 102,023,895
Net realized loss on investment and foreign currency transactions	(51,367,765)
Net change in unrealized gain (loss) on investments and foreign currency	344,410,627
Net increase (decrease) in net assets resulting from operations	395,066,757

Distributions to shareholders:	
From net investment income	
Class A Shares	(55,004,220)
Class B Shares	(2,844,832)
Class C Shares	(1,120,634)
Institutional Shares	(44,868,386)
Service Shares	(23,566)
Total distributions to shareholders	(103,861,638)

From share transactions:	
Proceeds from sales of shares	1,368,526,222
Reinvestment of dividends	68,580,811
Cost of shares repurchased	(434,118,887)
Net increase in net assets resulting from share transactions	1,002,988,146
NET INCREASE	1,294,193,265

Net assets:	
Beginning of period	1,570,817,165
End of period	$2,865,010,430
Accumulated distributions in excess of net investment income	$ (5,188,247)

Statement of Changes in Net Assets

For the Year Ended October 31, 2002

From operations:	
Net investment income	$ 133,110,522
Net realized loss on investment and foreign currency transactions	(43,907,673)
Net change in unrealized gain (loss) on investments and foreign currency	(154,424,958)
Net increase (decrease) in net assets resulting from operations	(65,222,109)

Distributions to shareholders:	
From net investment income	
Class A Shares	(65,560,234)
Class B Shares	(4,702,428)
Class C Shares	(1,623,628)
Institutional Shares	(61,430,955)
Service Shares	(46,104)
Total distributions to shareholders	(133,363,349)

From share transactions:	
Proceeds from sales of shares	1,331,218,660
Reinvestment of dividends	85,814,733
Cost of shares repurchased	(660,014,732)
Net increase in net assets resulting from share transactions	757,018,661
NET INCREASE	558,433,203

Net assets:	
Beginning of period	1,012,383,962
End of period	$1,570,817,165
Accumulated distributions in excess of net investment income	$ (3,350,504)

Notes to Financial Statements

April 30, 2003 (Unaudited)


1. ORGANIZATION


Goldman Sachs Trust (the ''Trust'') is a Delaware statutory trust registered under the Investment Company Act of 1940 (as amended) as an open-end, management investment company. The Trust includes the Goldman Sachs High Yield Fund (the ''Fund''). The Fund is a diversified portfolio offering five classes of shares — Class A, Class B, Class C, Institutional and Service.

The Fund invests primarily in non-investment grade fixed-income securities which are considered predominantly speculative by traditional investment standards. Non-investment grade fixed-income securities and unrated securities of comparable credit quality (commonly known as ''junk bonds'') are subject to the increased risk of an issuer's inability to meet principal and interest obligations. These securities, also referred to as high yield securities, may be subject to greater price volatility due to such factors as specific corporate developments, interest rate sensitivity, generally negative perceptions of the junk bond markets and less secondary market liquidity.


2. SIGNIFICANT ACCOUNTING POLICIES


The following is a summary of significant accounting policies consistently followed by the Fund. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. Investment Valuation — Portfolio securities for which accurate market quotations are readily available are valued on the basis of quotations furnished by a pricing service or provided by dealers in such securities. Short-term debt obligations maturing in sixty days or less are valued at amortized cost. Portfolio securities for which accurate market quotations are not readily available are valued based on yield equivalents, pricing matrices or other sources, under valuation procedures established by the Trust's Board of Trustees. Investments in securities traded on a U.S. or foreign securities exchange (other than a security traded through the Nasdaq National Market System) are valued daily at their last price on the principal exchange on which they are traded. If no sale occurs, securities are valued at the last bid price. Effective April 14, 2003, Securities traded on Nasdaq are valued based on the Nasdaq Official Closing Price (''NOCP''), as defined by the exchange. In addition, the impact of events that occur after the publication of market quotations used by a Fund to price its securities but before the close of regular trading on the New York Stock Exchange will not be reflected in a Fund's next determined NAV unless the Trust, in its discretion, determines to make an adjustment in light of the nature and significance of the event, consistent with applicable regulatory guidance.

B. Security Transactions and Investment Income — Security transactions are recorded as of the trade date. Realized gains and losses on sales of portfolio securities are calculated using the identified cost basis. Interest income is recorded on the basis of interest accrued, net of foreign withholding taxes and reclaims, where applicable. Market discounts, original issue discount and market premiums on debt securities are amortized to interest income over the life of the security with a corresponding adjustment in the cost basis of that security. Net investment income (other than class specific expenses), unrealized and realized gains or losses are allocated daily to each class of shares of the Fund based upon the relative proportion of net assets of each class.

C. Federal Taxes — It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all of its investment company taxable income and capital gains to its shareholders. Accordingly, no federal tax provision is required. Dividends and distributions to shareholders are recorded on ex-dividend date. Income distributions are declared daily and paid monthly. Capital gain distributions, if any, are declared and paid annually.

The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with Federal income tax rules. Therefore, the source of the Fund's distributions may be shown in the accompanying financial statements as either from net investment income or net realized gain on investment transactions, or from paid-in capital, depending on the type of book/tax differences that may exist.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

D. Expenses — Expenses incurred by the Trust that do not specifically relate to an individual fund of the Trust are allocated to the funds on a straight-line or pro rata basis depending upon the nature of the expense.

Class A, Class B and Class C Shares bear all expenses and fees relating to their respective Distribution and Service Plans. Service Shares bear all expenses and fees relating to their Service and Shareholder Administration Plans. Each class of shares separately bears its respective class-specific transfer agency fees.

E. Foreign Currency Translations — The books and records of the Fund are maintained in U.S. dollars. Amounts denominated in foreign currencies are translated into U.S. dollars on the following basis; (i) investment valuations, foreign currency and other assets and liabilities initially expressed in foreign currencies are converted each business day into U.S. dollars based upon current exchange rates; and (ii) purchases and sales of foreign investments, income and expenses are converted into U.S. dollars based upon currency exchange rates prevailing on the respective dates of such transactions.

Net realized and unrealized gain (loss) on foreign currency transactions will represent: (i) foreign exchange gains and losses from the sale and holdings of foreign currencies and the sale of foreign denominated debt obligations; (ii) gains and losses between trade date and settlement date on investment securities transactions and forward exchange contracts; and (iii) gains and losses from the difference between amounts of dividends, interest and foreign withholding taxes recorded and the amounts actually received.

F. Segregation Transactions — The Fund may enter into certain derivative transactions to seek to increase total return. Forward foreign currency exchange contracts, futures contracts, written options, mortgage dollar rolls, when-issued securities and forward commitments represent examples of such transactions. As a result of entering into those transactions, the Fund is required to segregate liquid assets on the accounting records equal to or greater than the market value of the corresponding transactions.

G. Repurchase Agreements — Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. During the term of a repurchase agreement, the value of the underlying securities held as collateral on behalf of the Funds, including accrued interest, is required to equal or exceed the value of the repurchase agreement, including accrued interest. The underlying securities for all repurchase agreements are held in safekeeping at the Fund's custodian or designated subcustodians under triparty repurchase agreements.

3. AGREEMENTS

Prior to April 2003, Goldman Sachs Asset Management, a business unit of the Investment Management Division of Goldman, Sachs & Co. (''Goldman Sachs'') served as the investment adviser of the Fund pursuant to the Investment Management Agreement (the ''Agreement''). In March 2003, Goldman Sachs Funds Management, L.P. (''GSFM''), a subsidiary of The Goldman Sachs Group, Inc., was renamed Goldman Sachs Asset Management, L.P. (''GSAM''), and in April 2003, GSAM assumed Goldman Sachs' investment advisory responsibilities under its Agreement with the Trust on behalf of the Fund. The fees payable under the Agreement, and the personnel who manage the Fund, did not change as a result of GSAM's assumption of responsibilities. Under this Agreement GSAM manages, and prior to April 2003, Goldman Sachs managed, subject to the general supervision of the Trust's Board of Trustees of the Fund's portfolio. As compensation for the services rendered pursuant to the Agreement, the assumption of the expenses related thereto and administering the Fund's business affairs, including providing facilities, GSAM is entitled to a fee, computed daily and payable monthly, at an annual rate equal to 0.70% of the average daily net assets of the Fund.

GSAM has voluntarily agreed to limit certain ''Other Expenses'' of the Fund (excluding Management fees, Distribution and Service fees, Transfer Agent fees and expenses, taxes, interest, brokerage, litigation, Service Share fees, indemnification costs, shareholder meeting and other extraordinary expenses), to the extent that such expenses exceed, on an annual basis, 0.02% (rounded) of the average daily net assets of the Fund. For the six months ended April 30, 2003, the adviser reimbursed approximately $137,000. In addition, the Fund has entered into certain expense offset arrangements with the custodian

Notes to Financial Statements (continued)

April 30, 2003 (Unaudited)

3. AGREEMENTS (continued)

resulting in a reduction of the Fund's expenses. For the six months ended April 30, 2003, custody fee offsets amounted to approximately $10,000.

The Trust, on behalf of the Fund, has adopted Distribution and Service Plans. Under the Plans, Goldman Sachs and/or Authorized Dealers are entitled to a monthly fee from the Fund for distribution and personal and account maintenance services. Under the Plans, Goldman Sachs and/or Authorized Dealers are entitled to a monthly fee for distribution services equal, on an annual basis, to 0.25%, 0.75%, and 0.75% of the Fund's average daily net assets attributable to Class A, Class B and Class C Shares, respectively. Additionally, Goldman Sachs and/or Authorized Dealers are entitled to receive, under the plans, a separate fee for personal and account maintenance services equal to, on an annual basis, 0.25% of the average daily net assets attributable to Class B or Class C Shares.

Goldman Sachs serves as Distributor of the shares of the Fund pursuant to a Distribution Agreement. Goldman Sachs may receive a portion of the Class A sales load and Class B and Class C contingent deferred sales charges. During the six months ended April 30, 2003, Goldman Sachs advised the Fund that it retained approximately $2,943,000, $440 and $3, respectively, for Class A, Class B and Class C Shares.

Goldman Sachs also serves as Transfer Agent of the Fund for a fee. Fees charged for such transfer agency services are calculated daily and payable monthly at an annual rate as follows: 0.19% of the average daily net assets for Class A, Class B, and Class C Shares and 0.04% of the average daily net assets for Institutional and Services Shares.

The Trust, on behalf of the Fund, has adopted a Service Plan and Shareholder Administration Plan for Service Shares. These Plans allow for Service Shares to compensate service organizations for providing varying levels of personal and account administration and shareholder administration services to their customers who are beneficial owners of such shares. The Service Plan and Shareholder Administration Plan provide for compensation to the service organizations in an amount up to 0.25% and 0.25%, respectively, on an annualized basis, of the average daily net assets of the Service Shares.

As of April 30, 2003, the amounts owed to affiliates were approximately $1,549,000, $400,000, and $288,000 for Management, Distribution and Service, and Transfer Agent fees, respectively.

4. PORTFOLIO SECURITIES TRANSACTIONS

The cost of purchases and proceeds of sales and maturities of securities (excluding short-term investments) for the six months ended April 30, 2003, were $1,229,373,910 and $285,735,361, respectively.

Forward Foreign Currency Exchange Contracts — The Fund may enter into forward foreign currency exchange contracts for the purchase or sale of a specific foreign currency at a fixed price on a future date as a hedge or cross-hedge against either specific transactions or portfolio positions. The Fund may also purchase and sell such contracts to seek to increase total return. All commitments are ''marked-to-market'' daily at the applicable translation rates and any resulting unrealized gains or losses are recorded in the Fund's financial statements. The Fund records realized gains or losses at the time the forward contract is offset by entry into a closing transaction or extinguished by delivery of the currency. Risks may arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar.

At April 30, 2003, the Fund had the following outstanding forward foreign currency exchange contracts:

Open Foreign Currency Sale Contracts	Value on Settlement Date	Current Value	Unrealized Loss
Great Britain Pound			
expiring 5/14/2003	$ 3,686,556	$ 3,758,616	$ 72,060
expiring 6/26/2003	112,326,697	112,577,581	250,884
Euro			
expiring 5/30/2003	537,177,089	547,954,133	10,777,044
TOTAL OPEN FOREIGN CURRENCY SALE CONTRACTS	$653,190,342	$664,290,330	$11,099,988

4. PORTFOLIO SECURITIES TRANSACTIONS (continued)

The contractual amounts of forward foreign currency exchange contracts do not necessarily represent the amounts potentially subject to risk. The measurement of the risks associated with these instruments is meaningful only when all related and offsetting transactions are considered. At April 30, 2003, the Fund had sufficient cash and/or securities to cover any commitments under these contracts.

5. JOINT REPURCHASE AGREEMENT ACCOUNT

The Fund, together with other registered investment companies having management agreements with Goldman Sachs Asset Management International and GSAM or their affiliates, transfer uninvested cash into joint accounts, the daily aggregate balance of which is invested in one or more repurchase agreements.

At April 30, 2003, the Fund had undivided interests in the following Joint Repurchase Agreement Account II which equaled $104,100,000 in principal amount. At April 30, 2003, the following repurchase agreements held in this joint account were fully collateralized by Federal Agency obligations.

Repurchase Agreements	Principal Amount	Interest Rate	Maturity Date	Maturity Value
Bank of America Securities LLC	$1,250,000,000	1.36%	05/01/2003	$1,250,047,222
Barclays Capital, Inc.	500,000,000	1.35	05/01/2003	500,018,750
Credit Suisse First Boston Corp.	1,500,000,000	1.36	05/01/2003	1,500,056,667
Deutsche Bank Securities, Inc.	1,500,000,000	1.35	05/01/2003	1,500,056,250
Greenwich Capital	1,000,000,000	1.35	05/01/2003	1,000,037,500
J.P. Morgan Chase & Co., Inc.	874,900,000	1.35	05/01/2003	874,932,809
Merrill Lynch & Co., Inc.	1,000,000,000	1.35	05/01/2003	1,000,037,500
Morgan Stanley	570,000,000	1.35	05/01/2003	570,021,375
UBS Warburg LLC	100,000,000	1.20	05/01/2003	100,003,333
UBS Warburg LLC	1,000,000,000	1.35	05/01/2003	1,000,037,500
WestLB AG	500,000,000	1.36	05/01/2003	500,018,889
TOTAL JOINT REPURCHASE AGREEMENT ACCOUNT II	$9,794,900,000			$9,795,267,795

6. LINE OF CREDIT FACILITY

The Fund participates in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangement, the Fund must own securities having a market value in excess of 400% of the total bank borrowings. This facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the Federal Funds rate. The committed facility also requires a fee to be paid by the Fund based on the amount of the commitment that has not been utilized. During the six months ended April 30, 2003, the Fund did not have any borrowings under this facility.

Notes to Financial Statements (continued)

April 30, 2003 (Unaudited)

7. ADDITIONAL TAX INFORMATION

As of the most recent fiscal year ended October 31, 2002, the capital loss carryforwards and certain timing differences on a tax basis were as follows:

Timing differences (income distribution payable and taxable interest on defaulted securities)	$ (4,945,316)
Capital loss carryforward	(90,187,311)
Capital loss carryforward years of expiration	2007-2010

At April 30, 2003, the Fund's aggregate security unrealized gains and losses based on cost for U.S. federal income tax purposes was as follows:

Tax Cost	$2,876,066,041
Gross unrealized gain	227,447,151
Gross unrealized loss	(273,769,567)
Net unrealized security gain (loss)	$ (46,322,416)

The difference between book-basis and tax-basis unrealized gains (losses) is primarily attributable to wash sales.

8. SUMMARY OF SHARE TRANSACTIONS

Share activity is as follows:

	For the Six Months Ended April 30, 2003 (Unaudited)		For the Year Ended October 31, 2002	
	Shares	Dollars	Shares	Dollars
Class A Shares				
Shares sold	133,086,102	$ 909,764,445	111,215,652	$ 788,296,854
Reinvestment of dividends and distributions	5,051,103	35,018,426	5,592,766	39,435,362
Shares repurchased	(37,985,641)	(260,450,564)	(64,334,700)	(455,149,710)
	100,151,564	684,332,307	52,473,718	372,582,506
Class B Shares				
Shares sold	3,296,148	22,679,493	3,603,897	25,835,891
Reinvestment of dividends and distributions	200,367	1,386,440	279,507	1,967,359
Shares repurchased	(875,612)	(5,986,321)	(1,702,036)	(11,966,163)
	2,620,903	18,079,612	2,181,368	15,837,087
Class C Shares				
Shares sold	2,454,636	16,942,263	2,225,834	15,960,801
Reinvestment of dividends and distributions	84,949	588,109	114,624	800,369
Shares repurchased	(732,978)	(5,019,202)	(915,358)	(6,327,422)
	1,806,607	12,511,170	1,425,100	10,433,748
Institutional Shares				
Shares sold	61,114,529	418,835,747	70,020,306	500,870,907
Reinvestment of dividends and distributions	4,557,558	31,583,154	6,199,692	43,602,284
Shares repurchased	(23,894,083)	(162,606,990)	(26,074,371)	(186,486,166)
	41,778,004	287,811,911	50,145,627	357,987,025
Service Shares				
Shares sold	41,905	304,274	35,131	254,207
Reinvestment of dividends and distributions	680	4,682	1,346	9,359
Shares repurchased	(8,212)	(55,810)	(12,175)	(85,271)
	34,373	253,146	24,302	178,295
NET INCREASE	146,391,451	$1,002,988,146	106,250,115	$ 757,018,661

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders		
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	In excess of net investment income	Total distributions
FOR THE SIX MONTHS ENDED APRIL 30, (Unaudited)							
2003 - Class A Shares	$6.38	$ 0.31[(c)]	$0.93	$1.24	$(0.32)	$ —	$(0.32)
2003 - Class B Shares	6.39	0.29[(c)]	0.92	1.21	(0.30)	—	(0.30)
2003 - Class C Shares	6.38	0.29[(c)]	0.93	1.22	(0.30)	—	(0.30)
2003 - Institutional Shares	6.39	0.33[(c)]	0.93	1.26	(0.34)	—	(0.34)
2003 - Service Shares	6.39	0.31[(c)]	0.92	1.23	(0.32)	—	(0.32)
FOR THE YEARS ENDED OCTOBER 31,							
2002 - Class A Shares	7.24	0.68[(c)]	(0.86)	(0.18)	(0.68)	—	(0.68)
2002 - Class B Shares	7.24	0.63[(c)]	(0.85)	(0.22)	(0.63)	—	(0.63)
2002 - Class C Shares	7.24	0.62[(c)]	(0.85)	(0.23)	(0.63)	—	(0.63)
2002 - Institutional Shares	7.25	0.70[(c)]	(0.85)	(0.15)	(0.71)	—	(0.71)
2002 - Service Shares	7.24	0.67[(c)]	(0.84)	(0.17)	(0.68)	—	(0.68)
2001 - Class A Shares	8.18	0.83[(c)]	(0.93)	(0.10)	(0.84)	—	(0.84)
2001 - Class B Shares	8.18	0.77[(c)]	(0.93)	(0.16)	(0.78)	—	(0.78)
2001 - Class C Shares	8.17	0.77[(c)]	(0.92)	(0.15)	(0.78)	—	(0.78)
2001 - Institutional Shares	8.19	0.86[(c)]	(0.93)	(0.07)	(0.87)	—	(0.87)
2001 - Service Shares	8.19	0.82[(c)]	(0.94)	(0.12)	(0.83)	—	(0.83)
2000 - Class A Shares	9.07	0.84[(c)]	(0.78)	0.06	(0.93)	(0.02)	(0.95)
2000 - Class B Shares	9.08	0.78[(c)]	(0.80)	(0.02)	(0.86)	(0.02)	(0.88)
2000 - Class C Shares	9.07	0.78[(c)]	(0.80)	(0.02)	(0.86)	(0.02)	(0.88)
2000 - Institutional Shares	9.08	0.88[(c)]	(0.79)	0.09	(0.96)	(0.02)	(0.98)
2000 - Service Shares	9.08	0.83[(c)]	(0.78)	0.05	(0.92)	(0.02)	(0.94)
1999 - Class A Shares	9.16	0.85	(0.10)	0.75	(0.84)	—	(0.84)
1999 - Class B Shares	9.16	0.77	(0.09)	0.68	(0.76)	—	(0.76)
1999 - Class C Shares	9.16	0.78	(0.11)	0.67	(0.76)	—	(0.76)
1999 - Institutional Shares	9.17	0.90[(c)]	(0.12)	0.78	(0.87)	—	(0.87)
1999 - Service Shares	9.17	0.86[(c)]	(0.12)	0.74	(0.83)	—	(0.83)
1998 - Class A Shares	9.97	0.82	(0.85)	(0.03)	(0.78)	—	(0.78)
1998 - Class B Shares	9.97	0.75	(0.86)	(0.11)	(0.70)	—	(0.70)
1998 - Class C Shares	9.97	0.75	(0.86)	(0.11)	(0.70)	—	(0.70)
1998 - Institutional Shares	9.97	0.84	(0.83)	0.01	(0.81)	—	(0.81)
1998 - Service Shares	9.97	0.80	(0.84)	(0.04)	(0.76)	—	(0.76)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales charge. Total return would be reduced if a sales or redemption charge was taken into account. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

Net asset value, end of period	Total return (a)	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment income to average net assets	
$7.30	19.89%	$1,611,247	1.17%[(b)]	9.28%[(b)]	1.18%[(b)]	9.27%[(b)]	14%
7.30	19.27	80,957	1.92[(b)]	8.59[(b)]	1.93[(b)]	8.58[(b)]	14
7.30	19.46	36,178	1.92[(b)]	8.56[(b)]	1.93[(b)]	8.55[(b)]	14
7.31	20.10	1,135,812	0.77[(b)]	9.72[(b)]	0.78[(b)]	9.71[(b)]	14
7.30	19.64	816	1.27[(b)]	9.24[(b)]	1.28[(b)]	9.23[(b)]	14
6.38	(2.98)	770,011	1.16	9.54	1.19	9.51	36
6.39	(3.56)	54,065	1.91	8.83	1.94	8.80	36
6.38	(3.57)	20,107	1.91	8.81	1.94	8.78	36
6.39	(2.59)	726,140	0.76	9.95	0.79	9.92	36
6.39	(2.93)	494	1.26	9.50	1.29	9.47	36
7.24	(1.54)	493,739	1.16	10.55	1.22	10.49	57
7.24	(2.28)	45,514	1.91	9.83	1.97	9.77	57
7.24	(2.28)	12,494	1.91	9.82	1.97	9.76	57
7.25	(1.14)	460,253	0.76	10.96	0.82	10.90	57
7.24	(1.65)	384	1.26	10.49	1.32	10.43	57
8.18	0.38	409,224	1.16	9.54	1.21	9.49	55
8.18	(0.48)	37,085	1.91	8.79	1.96	8.74	55
8.17	(0.48)	8,933	1.91	8.78	1.96	8.73	55
8.19	0.77	420,284	0.76	9.99	0.81	9.94	55
8.19	0.15	396	1.26	9.39	1.31	9.34	55
9.07	8.06	524,674	1.16	9.06	1.22	9.00	59
9.08	7.38	39,907	1.91	8.30	1.97	8.24	59
9.07	7.26	10,078	1.91	8.26	1.97	8.20	59
9.08	8.49	257,498	0.76	9.50	0.82	9.44	59
9.08	7.95	280	1.26	8.92	1.32	8.86	59
9.16	(0.70)	401,626	1.09	8.25	1.36	7.98	113
9.16	(1.43)	29,256	1.84	7.61	1.88	7.57	113
9.16	(1.43)	8,532	1.84	7.61	1.88	7.57	113
9.17	(0.32)	97,547	0.84	9.47	0.88	9.43	113
9.17	(0.79)	447	1.34	9.17	1.38	9.13	113

Voting Results of Special Meeting of Shareholders (Unaudited)

A Special Meeting of Shareholders of the Goldman Sachs Trust (the ''Trust'') was held on December 16, 2002 (the ''Meeting'') for the purpose of electing nine trustees of the Trust.

At the Meeting, Ashok N. Bakhru, Gary D. Black, Patrick T. Harker, James A. McNamara, Mary Patterson McPherson, Alan A. Shuch, Wilma J. Smelcer, Richard P. Strubel and Kaysie P. Uniacke were elected to the Trust's Board of Trustees. In electing trustees, the Trust's shareholders voted as follows:

Trustee	For	Against	Abstain	Broker Non-Votes
Ashok N. Bakhru	38,115,103,054	0	78,161,501	0
Gary D. Black	38,118,912,965	0	74,351,590	0
Patrick T. Harker	38,118,709,249	0	74,555,307	0
James A. McNamara	38,118,863,514	0	74,401,042	0
Mary Patterson McPherson	38,117,855,582	0	75,408,974	0
Alan A. Shuch	38,117,329,648	0	75,934,908	0
Wilma J. Smelcer	38,117,103,238	0	76,161,317	0
Richard P. Strubel	38,116,893,596	0	76,370,960	0
Kaysie P. Uniacke	38,116,693,245	0	76,571,311	0

Goldman Sachs Funds

Goldman Sachs is a premier financial services firm, known since 1869 for creating thoughtful and customized investment solutions in complex global markets.

Today, **Goldman Sachs Asset Management, L.P**. and other units of the **Investment Management Division** of Goldman Sachs serve a diverse set of clients worldwide, including private institutions, public entities and individuals. With portfolio management teams located around the world — and $322.8 billion in assets under management as of March 31, 2003 — our investment professionals bring firsthand knowledge of local markets to every investment decision, making us one of the few truly global asset managers.

THE GOLDMAN SACHS ADVANTAGE

Our goal is to deliver:

Strong, Consistent Investment Results
- Global Resources and Global Research
- Team Approach
- Disciplined Processes

Innovative, Value-Added Investment Products
- Thoughtful Solutions
- Risk Management

Outstanding Client Service
- Dedicated Service Teams
- Excellence and Integrity

GOLDMAN SACHS FUNDS

In building a globally diversified portfolio, you can select from more than 50 Goldman Sachs Funds and gain access to investment opportunities across borders, investment styles, asset classes and security capitalizations.



International Equity Funds
- Asia Growth Fund
- Emerging Markets Equity Fund
- International Growth Opportunities Fund
- Japanese Equity Fund
- European Equity Fund
- International Equity Fund
- CORE℠ International Equity Fund

Domestic Equity Funds
- Small Cap Value Fund
- CORE℠ Small Cap Equity Fund
- Mid Cap Value Fund
- Concentrated Growth Fund
- Growth Opportunities Fund
- Research Select Fund℠
- Strategic Growth Fund
- Capital Growth Fund
- Large Cap Value Fund
- Growth and Income Fund
- CORE℠ Large Cap Growth Fund
- CORE℠ Large Cap Value Fund
- CORE℠ U.S. Equity Fund

Specialty Funds
- Internet Tollkeeper Fund℠
- CORE℠ Tax-Managed Equity Fund
- Real Estate Securities Fund

Asset Allocation Funds
- Balanced Fund
- Asset Allocation Portfolios

Fixed Income Funds
- High Yield Fund
- High Yield Municipal Fund
- Global Income Fund
- Core Fixed Income Fund
- Municipal Income Fund
- Government Income Fund
- Short Duration Tax-Free Fund
- Short Duration Government Fund
- Ultra-Short Duration Government Fund*
- Enhanced Income Fund

Money Market Funds[1]

[1] An investment in a money market fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

The Goldman Sachs Research Select Fund℠, Internet Tollkeeper Fund℠ and CORE℠ are service marks of Goldman, Sachs & Co.

*Effective July 1, 2002 the Adjustable Rate Government Fund was renamed the Ultra-Short Duration Government Fund.

GOLDMAN SACHS ASSET MANAGEMENT, L.P.   32 OLD SLIP, 17TH FLOOR, NEW YORK, NEW YORK 10005

GOLDMAN, SACHS & CO.
Distributor and Transfer Agent

GOLDMAN SACHS ASSET MANAGEMENT, L.P.
Investment Adviser

Visit our internet address: www.gs.com/funds

The reports concerning the Fund included in this shareholder report contain certain forward-looking statements about the factors that may affect the performance of the Fund in the future. These statements are based on Fund management's predictions and expectations concerning certain future events and their expected impact on the Fund, such as performance of the economy as a whole and of specific industry sectors, changes in the levels of interest rates, the impact of developing world events, and other factors that may influence the future performance of the Fund. Management believes these forward-looking statements to be reasonable, although they are inherently uncertain and difficult to predict. Actual events may cause adjustments in portfolio management strategies from those currently expected to be employed.

Emerging markets securities are volatile. They are subject to substantial currency fluctuations and sudden economic and political developments. At times, the fund may be unable to sell certain of its portfolio securities without a substantial drop in price, if at all.

This material is not authorized for distribution to prospective investors unless preceded or accompanied by a current Prospectus. Investors should read the Prospectus carefully before investing or sending money.

Goldman, Sachs & Co. is the distributor of the Fund.

The Goldman Sachs High Yield Fund invests primarily in high yield, lower rated securities which involve greater price volatility and present greater risks than higher rated fixed income securities. At times, the Fund may be unable to sell certain of its portfolio securities without a substantial drop in price, if at all.

The Goldman Sachs High Yield Fund's foreign investments may be more volatile than an investment in U.S. securities and are subject to the risks of currency fluctuations and political developments.

   Date of first use: June 29, 2003 / 03-898   FI/HYSAR / 20.9K / 6-03

ITEM 2.   CODE OF ETHICS.

              Not applicable to semi-annual reports for the period ended February 28, 2003.

ITEM 3.   AUDIT COMMITTEE FINANCIAL EXPERT.

              Not applicable to semi-annual reports for the period ended February 28, 2003.

ITEM 4.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

              Not applicable to semi-annual reports for the period ended February 28, 2003.

ITEM 5.   AUDIT COMMITTEE OF LISTED REGISTRANTS.

              Not applicable.

ITEM 6.   [RESERVED]

ITEM 7.   DISCLOSURE OF PROXY VOTING POLICIES AND PROCEDURES FOR CLOSED-END MANAGEMENT
              INVESTMENT COMPANIES.

              Not applicable.

ITEM 8.   [RESERVED]

ITEM 9.   CONTROLS AND PROCEDURES.

       (a)   The Registrant's President/Principal Executive Officer and Treasurer/Principal Financial Officer evaluated the
              Registrant's disclosure controls and procedures (as defined in Rule 30a-2(c) under the Investment Company Act of 1940) as
              of a date within 90 days prior to the date of this report (the "Evaluation Date"). Based on that evaluation, the Registrant's
              President/Principal Executive Officer and Treasurer/Principal Financial Officer concluded that the Registrant's disclosure
              controls and procedures were effective as of the Evaluation Date to ensure that information required to be disclosed by the
              Registrant on Form N-CSR is recorded, processed, summarized and reported within the time periods specified in the rules
              and forms of the Securities and Exchange Commission.

       (b)   There were no significant changes in the Registrant's internal controls or in other factors that could significantly affect
              these controls subsequently to the Evaluation Date.

ITEM 10.   EXHIBITS.

       (a)   Not applicable to semi-annual reports for the period ended February 28, 2003.

       (b)   Attached hereto.

              Exhibit 99.CERT   Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of
                                           2002

              Exhibit 99.906CERT   Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of
                                           2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Goldman Sachs Trust

By: /s/ Kaysie P. Uniacke
                             ─────────────────────────

                             Kaysie P. Uniacke
                             President/Principal Executive Officer of
                             Goldman Sachs Trust

Date: June 24, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ Kaysie P. Uniacke
                             ─────────────────────────

                             Kaysie P. Uniacke
                             President/Principal Executive Officer of
                             Goldman Sachs Trust

Date: June 24, 2003

By: /s/ John M. Perlowski
                             ─────────────────────────

                             John M. Perlowski
                             Treasurer/Principal Financial Officer of
                             Goldman Sachs Trust

Date: June 24, 2003